PROSPECTUS

                                  $150,000,000

                                     [LOGO]

                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                               ------------------

    THIS PROSPECTUS RELATES TO THE PUBLIC OFFERING AND SALES FROM TIME TO TIME BY THE HOLDERS (THE "SELLING HOLDERS") OF $150,000,000 AGGREGATE PRINCIPAL AMOUNT OF 6% CONVERTIBLE SUBORDINATED NOTES DUE 2005 (THE "NOTES") OF HUTCHINSON TECHNOLOGY INCORPORATED, A MINNESOTA CORPORATION (THE "COMPANY"), AND THE SHARES OF COMMON STOCK, $.01 PAR VALUE PER SHARE, OF THE COMPANY (THE "COMMON STOCK") INTO WHICH THE NOTES ARE CONVERTIBLE. THE NOTES ARE CONVERTIBLE, AT THE OPTION OF THE HOLDER (AS DEFINED HEREIN), INTO SHARES OF COMMON STOCK AT ANY TIME PRIOR TO THEIR STATED MATURITY (AS DEFINED HEREIN), UNLESS PREVIOUSLY REDEEMED OR REPURCHASED, AT A CONVERSION PRICE OF $28.35 PER SHARE, SUBJECT TO ADJUSTMENTS IN CERTAIN EVENTS. SEE "DESCRIPTION OF NOTES--CONVERSION RIGHTS." THE COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "HTCH." ON MAY 8, 1998, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $30.50 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

    INTEREST ON THE NOTES IS PAYABLE ON MARCH 15 AND SEPTEMBER 15 OF EACH YEAR, COMMENCING ON SEPTEMBER 15, 1998. THE NOTES ARE REDEEMABLE, IN WHOLE OR IN PART, AT THE COMPANY'S OPTION AT ANY TIME ON OR AFTER MARCH 20, 2001 AT THE REDEMPTION PRICES SET FORTH HEREIN, PLUS ACCRUED AND UNPAID INTEREST AND LIQUIDATED DAMAGES, IF ANY. IF A REPURCHASE EVENT (AS DEFINED HEREIN) OCCURS, EACH HOLDER OF NOTES WILL HAVE THE RIGHT, SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS, TO REQUIRE THE COMPANY TO REPURCHASE ALL OR ANY PART OF SUCH HOLDER'S NOTES AT 100% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST AND LIQUIDATED DAMAGES, IF ANY. THE NOTES ARE GENERAL UNSECURED OBLIGATIONS OF THE COMPANY, SUBORDINATED TO ALL EXISTING AND FUTURE SENIOR INDEBTEDNESS (AS DEFINED HEREIN) OF THE COMPANY. IN ADDITION, THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO ALL INDEBTEDNESS AND OTHER OBLIGATIONS OF THE COMPANY'S SUBSIDIARIES. AT FEBRUARY 22, 1998, THE COMPANY HAD APPROXIMATELY $75 MILLION OF SENIOR INDEBTEDNESS OUTSTANDING. THE INDENTURE (AS DEFINED HEREIN) GOVERNING THE NOTES DOES NOT LIMIT OR PROHIBIT THE INCURRENCE OF ADDITIONAL INDEBTEDNESS, INCLUDING SENIOR INDEBTEDNESS, BY THE COMPANY OR ITS SUBSIDIARIES. SEE "DESCRIPTION OF NOTES" FOR A MORE COMPLETE DESCRIPTION OF THE INDENTURE'S PROVISIONS.

    PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE NOTES. THE COMPANY DOES NOT INTEND TO APPLY FOR LISTING OF THE NOTES ON ANY SECURITIES EXCHANGE OR FOR QUOTATION OF THE NOTES THROUGH ANY AUTOMATED QUOTATION SYSTEM. PRIOR TO THIS OFFERING, THE NOTES WERE DESIGNATED FOR TRADING ON THE PRIVATE OFFERING, RESALE AND TRADING THROUGH AUTOMATED LINKAGES ("PORTAL") MARKET. THE NOTES ARE NOT EXPECTED TO REMAIN ELIGIBLE FOR TRADING ON THE PORTAL MARKET. THERE CAN BE NO ASSURANCE THAT ANY TRADING MARKET WILL DEVELOP FOR THE NOTES.

    THE NOTES WERE ISSUED BY THE COMPANY IN MARCH 1998 AND WERE SOLD IN TRANSACTIONS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE NOTES WERE ISSUED IN THE FORM OF GLOBAL NOTES (AS DEFINED HEREIN), AND SO LONG AS THE NOTES REMAIN IN SUCH FORM, THE COMPANY'S OBLIGATIONS TO PAY INTEREST AND PRINCIPAL WILL BE SATISFIED WHEN THE COMPANY PAYS THE RECORD HOLDER, CEDE & CO. SEE "DESCRIPTION OF NOTES."

    THE SELLING HOLDERS, DIRECTLY OR THROUGH UNDERWRITERS, DEALERS OR AGENTS, MAY SELL THE NOTES, OR THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES, OFFERED HEREBY FROM TIME TO TIME ON TERMS TO BE DETERMINED AT THE TIME OF SALE. SUCH NOTES, OR THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES, MAY BE SOLD AT MARKET PRICES PREVAILING AT THE TIME OF SALE OR AT NEGOTIATED PRICES. THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE BY THE SELLING HOLDERS OF NOTES, OR THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES. SEE "SELLING HOLDERS" AND "PLAN OF DISTRIBUTION."

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.

    THE SELLING HOLDERS ARE ENTITLED TO REGISTRATION OF THEIR NOTES, AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES, PURSUANT TO A SHELF REGISTRATION AGREEMENT (AS DEFINED HEREIN) AND THIS OFFER IS INTENDED TO SATISFY THE RIGHTS GRANTED BY THE SHELF REGISTRATION AGREEMENT. THE COMPANY HAS AGREED TO PAY SUBSTANTIALLY ALL OF THE EXPENSES OF THE OFFERING OF THE NOTES, AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES, BY THE SELLING HOLDERS OTHER THAN UNDERWRITING DISCOUNTS AND COMMISSIONS, IF ANY. THE COMPANY HAS AGREED TO INDEMNIFY THE SELLING HOLDERS AND CERTAIN OTHER PERSONS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT. SEE "PLAN OF DISTRIBUTION."

                         ------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY 8, 1998.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT AS WELL AS ON ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY AT THE TIME SUCH STATEMENTS WERE MADE. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY, ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THESE STATEMENTS ARE REASONABLE, PROSPECTIVE PURCHASERS OF THE NOTES SHOULD BE AWARE THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW UNDER THE CAPTION "RISK FACTORS" OR OTHER FACTORS. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSIDER CAREFULLY THE FACTORS UNDER THE CAPTION "RISK FACTORS," AS WELL AS THE OTHER INFORMATION AND DATA CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE NOTES. THE COMPANY CAUTIONS THE READER, HOWEVER, THAT SUCH LIST OF FACTORS UNDER THE CAPTION "RISK FACTORS" MAY NOT BE EXHAUSTIVE AND THAT THOSE OR OTHER FACTORS, MANY OF WHICH ARE OUTSIDE OF THE COMPANY'S CONTROL, COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND ITS ABILITY TO SERVICE ITS INDEBTEDNESS, INCLUDING PRINCIPAL AND INTEREST PAYMENTS ON AND LIQUIDATED DAMAGES, IF ANY, WITH RESPECT TO THE NOTES. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET FORTH UNDER THE CAPTIONS "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. CERTAIN CAPITALIZED TERMS IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, REFERENCES TO THE "COMPANY" REFER TO THE COMPANY COLLECTIVELY WITH ITS SUBSIDIARIES. UNLESS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS HAS BEEN ADJUSTED TO REFLECT A THREE-FOR-ONE STOCK SPLIT THAT WAS DISTRIBUTED ON FEBRUARY 11, 1997 TO HOLDERS OF RECORD ON JANUARY 31, 1997 (THE "STOCK SPLIT").

                                  THE COMPANY

    The Company is the world's leading supplier of suspension assemblies for hard disk drives. The Company estimates that it produces approximately 70% of all suspension assemblies sold to disk drive manufacturers and their suppliers, including recording head manufacturers, worldwide. Suspension assemblies are critical components of hard disk drives that hold the recording heads in position above the spinning magnetic disks. The Company's suspension assemblies are manufactured with proprietary technology and processes to uniform and precise specifications that are critical to maintaining the necessary microscopic clearance between the head and disk. During the fiscal year ended September 28, 1997, the Company shipped approximately 719 million suspension assemblies of all types. The Company is a supplier to nearly all domestic and many foreign-based users of suspension assemblies, including Applied Magnetics, IBM, Maxtor, Quantum, Read-Rite, Samsung, Seagate Technology, TDK/SAE Magnetics, Toshiba, Western Digital and Yamaha. The Company developed its leadership position in suspension assemblies through research, development and design activities coupled with a substantial investment in manufacturing technologies and equipment, and has maintained this position through multiple technological transitions in the disk drive industry over the past decade.

    In an October 1997 report, International Data Corporation ("IDC") estimated that total revenue in the disk drive industry (defined as unit shipments multiplied by the midyear average unit price paid by OEMs for quantity 1000+ contracts) would surpass $28 billion in 1997 and grow to over $40 billion in 1999. Disk drive industry growth has been driven by such factors as the growing use of desktop PCs, workstations, portable computers and enterprise computing and storage, the increasing amount of memory required for software program storage and the continuing accumulation of data. In its October 1997 report, IDC stated that desktop PCs and multiuser systems are expected to grow at 12% and 14% compound annual growth rates, respectively, from 1997 to 2001. Moreover, unit growth rates for disk drives and disk drive components are expected to exceed unit growth rates for desktop PCs and multiuser systems due to a variety of factors, including the rapidly increasing demand for additional storage capacity. IDC's report estimates that hard disk drive unit shipments will grow at a compound annual growth rate of 19% from 1997 to 2001. Each disk drive contains one or more (up to thirteen) disks. Typically two recording heads (one for each side of the disk), and therefore two suspension assemblies, are used with each disk in the disk drive.

    The disk drive industry is highly cyclical and is characterized by periods of increasing demand and rapid growth followed by periods of oversupply and subsequent contraction. Following a period of rapid growth in sales of disk drive components, the disk drive industry recently has experienced a significant downturn which began in the summer of 1997. In the current downturn, demand for and shipments of disk drive components, including the Company's conventional suspension assemblies, have been adversely affected as most of the Company's major customers have delayed or cancelled component orders as they have sought, the Company believes, to lower excess inventory that accumulated during the preceding period of rapid growth. Total shipments of the Company's suspension assembly units have decreased from a peak of approximately 201 million shipped in the thirteen weeks ended March 30, 1997 to approximately 135 million shipped in the thirteen weeks ended December 28, 1997. The Company believes that demand for its conventional suspension assemblies will increase when disk drive inventory levels are reduced, as the

Company does not believe there has been a significant slowdown in end user demand for storage capacity or a fundamental shift in technology away from disk drive storage.

    Hard disk drive storage capacity increases as areal density increases. Improvements in areal density have been attained by lowering the fly height of the recording head, using smaller recording heads with advanced air bearing designs, improving other components such as motors and media and using new recording head types such as those of magneto-resistive (MR) design. As drive manufacturers transition to smaller pico-sized MR heads, the current process of bonding fine electrical wires to the recording head and to the rest of the drive's electronic circuitry is becoming more difficult and costly, and the wires themselves interfere with the head's flying performance. The Company believes that demand for increased storage capacity and the move to smaller pico-sized MR heads, which require more electrical leads and are more sensitive to mechanical variation, will require manufacturers to use advanced wireless suspensions, such as the Company's TSA suspension assemblies.

    The Company's TSA suspension assemblies are designed to satisfy both the new electrical connectivity requirements of the disk drive industry as well as the changing market demands and performance standards required by its customers. TSA suspensions incorporate thin electrical conductors in the suspension itself which replace the fine wires used to connect the recording head to the drive's electronic circuitry. The Company anticipates continuing acceptance by the disk drive industry of its TSA suspensions during the next two years, as TSA suspensions offer customers opportunities to enhance drive performance by eliminating wires that interfere with the recording head's flying performance. During the first fiscal year of volume manufacturing of its TSA suspension assemblies (the fiscal year ended September 28, 1997), the Company shipped approximately 8 million TSA suspensions (approximately 4 million of which were shipped in the fiscal 1997 fourth quarter), and in the thirteen weeks ended December 28, 1997, the Company shipped approximately 7 million TSA suspensions. For the first eight weeks of the fiscal 1998 second quarter, the Company shipped approximately 7 million TSA suspensions. Demand for and shipments of the Company's TSA suspensions continue to rise and, the Company believes, have not been affected by the recent downturn in component demand. As of April 15, 1998, TSA suspensions were in use in five customer disk drive programs in production and had been designed-in on a total of seventeen programs. The Company believes its TSA suspensions, and related follow-on features currently in development, will become a disk drive industry standard platform onto which multiple features can be integrated.

STRATEGY

    The Company intends to maintain its position at the forefront of industry technology transitions, as it has over the past decade, by delivering industry standard solutions to industry-wide technological challenges. The Company designs and develops suspension assemblies which meet the increasingly higher performance specifications of disk drive manufacturers, and is committed to reliably producing its suspension assemblies in high volume, with specialized design, expanded functionality and greater precision. The Company has increasingly emphasized assisting disk drive manufacturers in reducing their time to market with new drives by designing and developing suspension assemblies, and the processes to manufacture them, in advance of market needs. Key elements of the Company's strategy include:

    DELIVER INDUSTRY STANDARD SOLUTIONS. As the disk drive industry transitions to smaller pico-sized MR heads, the Company is leading a parallel technological transition among industry component suppliers by developing a product platform that it believes will significantly enhance drive performance. The Company's TSA suspensions offer customers a wireless solution to industry-wide manufacturing problems posed by smaller pico-sized MR heads. The Company believes TSA suspensions enable customers to improve yields and throughput, eliminate manufacturing steps and adopt automated assembly processes, all of which can lower their overall costs of production and improve production efficiencies. The Company believes that its TSA suspensions will provide an industry standard component platform onto which multiple features that enhance hard disk drive performance can be integrated.

    MAINTAIN TECHNOLOGY LEADERSHIP WITH CUSTOMER-FOCUSED ENGINEERING. The Company's engineers and sales force work closely with the engineering staffs of its customers as a design team to develop suspension assemblies that address individual customer requirements. Through its customer relationships, the Company derives substantial insight into industry trends. This insight enables the Company to provide advanced designs which position it well to have its suspension assemblies designed into future generations of disk drives.

    MANUFACTURE HIGH VOLUME PRECISION PRODUCTS. In addition to its design expertise, the Company believes its leadership position is based on its volume production capability and the precision of its suspension assemblies. In order to provide assemblies in high volumes and with the precision required by its customers, the Company has increasingly invested in developing advanced process and measurement systems in connection with the design of its automated production equipment. The Company has adopted an integrated and flexible manufacturing approach that closely couples design, tooling and manufacturing. This integrated approach has enabled the Company to respond rapidly to changes in the volume and product mix demands of its customers.

    LEAD INDUSTRY TECHNOLOGY TRANSITIONS. The Company has been at the forefront of multiple technological transitions in the disk drive industry over the past decade and intends to remain a technological leader by identifying emerging industry trends and responding with solutions in advance of market needs. In prior industry transitions, such as the rapid move from micro- to the smaller nano-sized heads in 1993, and in the current more gradual move from nano- to even smaller pico-sized heads, the Company has developed innovative design and manufacturing solutions in advance of its competitors. Although many drive manufacturers are just now making the transition to pico-sized heads, the Company's technological leadership is evidenced by its current qualification in nineteen pico-design drive programs, having been initially qualified in a pico program in 1994. In addition, to continue to lead industry technology transitions, the Company has already begun to develop follow-on features for its TSA suspension assemblies which should enable drive manufacturers to continue to achieve improved drive performance and increased data storage capacity.

    The Company was incorporated under the laws of the State of Minnesota in 1965. The Company's principal office is located at 40 West Highland Park, Hutchinson, Minnesota 55350 and its telephone number is (320) 587-3797.

RECENT DEVELOPMENTS

    In March 1998, the Company issued and sold $150,000,000 aggregate principal amount of the Notes to NationsBanc Montgomery Securities LLC and First Chicago Capital Markets, Inc. (together, the "Initial Purchasers"), which resold the Notes in transactions exempt from registration under the Securities Act. The net proceeds to the Company from the sale of the Notes (after deducting the Initial Purchasers' discount and estimated offering expenses payable by the Company) were approximately $145,000,000.

                                   THE NOTES

Securities Offered................  $150,000,000 aggregate principal amount of 6%
                                    Convertible Subordinated Notes due 2005 (the "Notes").
                                    See "Plan of Distribution."

Interest Payment Dates............  March 15 and September 15, commencing September 15,
                                    1998.

Stated Maturity...................  March 15, 2005.

Interest..........................  6% per annum.

Conversion Rights.................  The Notes are convertible, at the option of the Holder, into Common Stock at any time prior to their Stated
                                    Maturity, unless previously redeemed or repurchased, at
                                    a conversion price of $28.35 per share (initially
                                    equivalent to a conversion rate of 35.273 shares per
                                    $1,000 principal amount of Notes), subject to
                                    adjustments in certain events. See "Description of
                                    Notes-- Conversion Rights."

Optional Redemption...............  The Notes are redeemable, in whole or in part, at the
                                    Company's option at any time on or after March 20, 2001
                                    upon not less than 30 nor more than 60 days' notice, at
                                    the redemption prices set forth in "Description of
                                    Notes--Optional Redemption," in each case together with
                                    accrued and unpaid interest and liquidated damages, if
                                    any.

Repurchase Events.................  Upon the occurrence of any Repurchase Event occurring prior to the Stated Maturity of the Notes, each Holder
                                    will have the right, at such Holder's option, to require
                                    the Company to repurchase all or any part of such
                                    Holder's Notes at 100% of the principal amount thereof,
                                    subject to adjustment in certain events, together with
                                    accrued and unpaid interest and liquidated damages, if
                                    any. See "Description of Notes--Certain Rights to
                                    Require Repurchase of Notes." There can be no assurance
                                    that the Company will have the financial resources
                                    necessary to repurchase the Notes upon a Repurchase
                                    Event.

Subordination.....................  The Notes are general unsecured obligations of the
                                    Company, subordinated in right of payment to all
                                    existing and future Senior Indebtedness of the Company.
                                    In addition, the Notes will be effectively subordinated
                                    to all current and future liabilities of the Company's
                                    subsidiaries. At February 22, 1998, the Company had
                                    approximately $75 million of Senior Indebtedness
                                    outstanding. The Indenture governing the Notes does not
                                    limit or prohibit the incurrence of additional
                                    indebtedness, including Senior Indebtedness, by the
                                    Company or its subsidiaries. See "Description of
                                    Notes--Subordination," "Description of Certain
                                    Indebtedness and Other Financing Agreements" and
                                    "Management's Discussion and Analysis of Results of
                                    Operations and Financial Condition--Liquidity and
                                    Capital Resources."

Use of Proceeds...................  The Company will not receive any of the proceeds from the sale by the Selling Holders of Notes or the Common
                                    Stock issuable upon conversion thereof. See "Use of
                                    Proceeds."

Registration Rights; Liquidated
  Damages.........................  The Company is required, pursuant to a Shelf
                                    Registration Agreement dated as of March 18, 1998
                                    entered into among the Company and the Initial
                                    Purchasers (the "Shelf Registration Agreement"), to file
                                    with the Securities and Exchange Commission (the
                                    "Commission"), and to use its best efforts to have
                                    declared effective, a shelf registration statement (the
                                    "Shelf Registration Statement") to register resales of
                                    the Notes and the Common Stock issuable upon conversion
                                    thereof and to keep such Shelf Registration Statement
                                    effective for two years from the effective date thereof.
                                    This offer is intended to satisfy the rights granted by
                                    the Shelf Registration Agreement. The Company is
                                    permitted to suspend the use of this prospectus (that is
                                    a part of the Shelf Registration Statement) during
                                    certain periods under certain circumstances. If this
                                    prospectus is unavailable for an aggregate period in
                                    excess of 60 days in any 12-month period, the Company
                                    will be required to pay liquidated damages to the
                                    Holders of the Notes or the underlying Common Stock, as
                                    the case may be. See "Description of Notes--Registration
                                    Rights; Liquidated Damages."

Trading...........................  The Company does not intend to apply for listing of the
                                    Notes on any securities exchange or for quotation of the
                                    Notes through any automated quotation system. Prior to
                                    this offering, the Notes were designated for trading on
                                    the PORTAL Market. The Notes are not expected to remain
                                    eligible for trading on the PORTAL Market. The Common
                                    Stock is quoted on the Nasdaq National Market under the
                                    symbol "HTCH."

Issuance and Sale of the Notes....  In March 1998, the Company issued and sold $150,000,000 aggregate principal amount of the Notes to the Initial
                                    Purchasers in transactions exempt from registration
                                    under the Securities Act. The Initial Purchasers resold
                                    the Notes to "qualified institutional buyers" (as
                                    defined in Rule 144A under the Securities Act) ("QIBs")
                                    and a limited number of institutional accredited
                                    investors (as defined in Rule 501(a)(1), (2), (3) and
                                    (7) under the Securities Act) (the "Institutional
                                    Accredited Investors") in transactions exempt from
                                    registration under the Securities Act.

Book Entry; Form and Transfer.....  The Notes were issued in the form of, and currently are represented by, one or more Global Notes (as defined
                                    herein) deposited with the Trustee as custodian for, and
                                    registered in the name of a nominee of, The Depository
                                    Trust Company ("DTC"). Notes sold to investors that so
                                    request will be issued in the form of Definitive Notes
                                    (as defined herein) and such interest in the Notes will
                                    not be represented by the Global Notes. See "Description
                                    of Notes--Form, Denomination and Registration."

Risk Factors......................  See "Risk Factors" for a discussion of factors to be considered before purchasing the Notes offered hereby.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                    THIRTEEN WEEKS ENDED           FISCAL YEARS ENDED(1)
                                                   ----------------------  --------------------------------------
                                                    DEC. 28,    DEC. 29,   SEPT. 28,   SEPT. 29,     SEPT. 24,
                                                      1997        1996        1997        1996          1995
                                                   ----------  ----------  ----------  ----------  --------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales........................................  $   88,982  $  106,906  $  453,232  $  353,186   $    299,998
Income (loss) from operations....................     (15,926)     14,455      52,716      18,203         28,921
Net income (loss)................................     (11,474)     11,117      41,909      13,802         21,078
Basic earnings (loss) per common share...........  $    (0.58) $     0.68  $     2.29  $     0.84   $       1.31
Diluted earnings (loss) per common share.........  $    (0.58) $     0.65  $     2.21  $     0.82   $       1.28
Weighted average common shares outstanding.......      19,629      16,361      18,272      16,350         16,074
Weighted average common and diluted shares
  outstanding....................................      19,629      17,120      18,978      16,806         16,479

                                                                                            DECEMBER 28, 1997
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                        ----------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and securities available for sale..............................  $   55,490   $    200,490
Working capital.......................................................................     108,676        253,676
Total assets..........................................................................     427,179        577,179
Long-term debt, including current maturities..........................................      76,854        226,854
Total shareholders' investment........................................................     271,734        271,734

------------------------

(1) The Company operates on a 52 or 53 week fiscal year ending on the last Sunday in September in each year. Fiscal 1997 and 1995 contained 52 weeks and fiscal 1996 contained 53 weeks.

(2) Adjusted to give effect to the sale of the Notes by the Company in March 1998 and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                            ------------------------

    On February 26, 1998 the Company announced a net loss of $0.56 per share on net sales of $52 million for the eight-week period ended February 22, 1998, compared with net earnings of $0.91 per share on net sales of $124 million for the thirteen-week fiscal 1997 second quarter. For the first eight weeks of the fiscal 1998 second quarter, the Company shipped a total of 64 million suspensions compared to a total of 135 million for the thirteen-week fiscal 1998 first quarter. See "Risk Factors--Fluctuations in Operating Results; Liquidity Needs."

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSIDER CAREFULLY THE SPECIFIC RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE NOTES OFFERED HEREBY. IN PARTICULAR, PROSPECTIVE PURCHASERS SHOULD REVIEW "DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS" PRECEDING THE PROSPECTUS SUMMARY.

FLUCTUATIONS IN OPERATING RESULTS; LIQUIDITY NEEDS

    The Company's historical operating results have been, and the Company expects that its future quarterly and annual operating results will continue to be, subject to substantial variations based upon a wide variety of factors, including: the cyclical nature of the hard disk drive industry and the associated changes in demand; the ability to develop and implement new manufacturing process technologies; the ability to introduce new products and to achieve cost-effective and timely high volume production; changes in product mix and selling prices; the availability and efficient utilization of the Company's production capacity; the ability to control infrastructure costs; manufacturing yields; prolonged disruptions of operations at any of the Company's plants for any reason; changes in the cost of or limitations on availability of materials and labor; and increases in production and engineering costs associated with initial production of new suspension assembly products.

    The Company recently has experienced significant reductions in demand for and shipments of its conventional suspension assemblies because of a slowdown in the disk drive industry's demand for disk drive components due, the Company believes, to excess inventory held by drive and recording head manufacturers. The Company's operating results have been adversely affected by this slowdown, and operating activities consequently have not provided the cash needed to help fund planned capital expenditures that are necessary to meet rising demand for the Company's TSA suspension assemblies. In addition, cost-effective high volume production of TSA suspensions has not yet been achieved by the Company in connection with its ramp-up of TSA suspension capacity. These production inefficiencies have further adversely affected operating results. The Company announced a net loss of $0.56 per share on net sales of $52 million for the eight-week period ended February 22, 1998, compared with net earnings of $0.91 per share on net sales of $124 million for the thirteen-week fiscal 1997 second quarter.

    The combination of these factors required the Company to raise significant additional capital to fund its immediate short-term operating and capital expenditure requirements. The Company did so through its sale of the Notes in March 1998. Following the sale of the Notes by the Company in March 1998, the Company's principal future liquidity needs will be for debt service requirements under the Notes and other outstanding indebtedness (which rank senior to the Notes), and to fund operations and capital expenditures. Although the Company believes the net proceeds from its sale of the Notes in March 1998, plus anticipated future revenue and cash flow from operations, will be sufficient to meet its operating expenses, debt service and capital expenditure requirements through fiscal 1999, there can be no assurances in this regard.

    The Company anticipates that continued significant capital expenditures will be necessary in fiscal 1999 and 2000 for continued expansion of its TSA suspension production capacity as the Company transitions from conventional suspension assembly production to high volume TSA suspension assembly production, and to accommodate anticipated market growth. In that regard, beyond fiscal 1999 the Company expects it will require significant additional external financing to fund operations, debt service and capital expenditures. The Company has no commitments for additional sales of equity, and is uncertain whether it will have access to additional capital or borrowing arrangements on terms economically favorable to the Company, if at all. If cash flow is not sufficient to fund operations, debt service and capital expenditures and the Company is unable to find alternative sources of financing in a timely manner, the Company will be required to curtail capital equipment expenditures, slow plant construction and expansion, reduce research and development investment or pursue alternative financing strategies, any of which could materially adversely affect the Company's business, results of operations and ability to service its indebtedness (including the Notes). The Company is a party to a number of financing agreements that contain restrictive financial covenants that require the Company to maintain certain financial ratios, and a payment or other default under certain of these agreements that causes acceleration of the underlying obligation will constitute an Event of Default (as defined in the Indenture) under the Notes. See "Increased Leverage; Financial Covenants" below.

    The Company typically allows its customers to change or cancel orders without penalty up until approximately two weeks before scheduled shipment. The Company therefore plans its production and inventory based on forecasts of customer demand which often fluctuate substantially. These factors, among others, create an environment where component demand and shipments can vary significantly from week to week. In the current downturn, demand for and shipments of disk drive components, including the Company's conventional suspension assemblies, have been adversely affected as most of the Company's major customers have delayed or cancelled component orders as they have sought, the Company believes, to lower excess inventory that accumulated during the preceding period of rapid growth. As a result of this downturn, the Company experienced sharp drops in operating cash flow and net income in the fourth quarter of fiscal 1997, the first quarter of fiscal 1998, and the first eight weeks of the second quarter of fiscal 1998, in each case compared with comparable periods in fiscal 1996 and 1997. Results of operations continue to be adversely impacted by the current downturn in the disk drive industry's demand for disk drive components and could be materially adversely impacted by future industry slowdowns. In the event that one or more major customers reduce, delay or cancel orders, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

    The selling prices for the Company's products are subject to pricing pressure from its customers, market pressure from its competitors, pricing strategies of the Company and product life cycle influences. Selling prices also are affected by overall demand, product mix and product development and introduction. A typical life cycle for the Company's products begins with higher pricing in the introduction stage, decreasing prices during maturity and slightly increasing pricing during phase-out. To offset price decreases during a product's life, the Company relies primarily on higher sales volume and obtaining yield improvements and corresponding cost reductions in the manufacture of existing products. To the extent that cost reductions do not occur in a timely manner, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

    A large portion of the Company's products are shipped overseas, specifically to the Pacific Rim region, and qualify for the benefit of the Company's Foreign Sales Corporation. Should the Company stop shipping products overseas or should the tax laws be changed to eliminate the benefit of having a Foreign Sales Corporation, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

DEPENDENCE ON HARD DISK DRIVE INDUSTRY

    Virtually all of the Company's sales are dependent on the hard disk drive industry. Sales of suspension assemblies accounted for 99%, 99%, 98% and 97% of net sales, respectively, for the thirteen weeks ended December 28, 1997 and for fiscal 1997, 1996 and 1995. The hard disk drive industry is characterized by intense competition, rapid technological change and significant fluctuations in product demand. The hard disk drive industry is also highly cyclical and has experienced periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. The impact of cyclical trends on suppliers to this industry has been compounded by the tendency of hard disk drive manufacturers to order components in excess of their needs during growth periods, followed by sharp reductions in demand for components during periods of contraction. In the current downturn, demand for and shipments of disk drive components, including the Company's conventional suspension assemblies, have been adversely affected as most of the Company's major customers have delayed or cancelled component orders as they have sought, the Company believes, to lower excess inventory that accumulated during the preceding period of rapid growth. Total shipments of the Company's suspension assembly units have decreased from a peak of approximately 201 million shipped in the thirteen weeks ended March 30, 1997 to approximately 135 million shipped in the thirteen weeks ended December 28, 1997. The Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected in the event of continuing and future slowdowns of sales of components in the hard disk drive industry.

    Future technological innovations may reduce demand for disk drives. Data storage alternatives that compete with disk drive-based data storage do exist, including semiconductor (flash) memory, tape memory and laser (optical and CD) drives. Although the current core technology for hard disk drive data storage has been the predominant technology in the industry for many years, this technology could be replaced by an alternate technology in the future. There can be no assurance that the Company's products will be adaptable to any successor technology. The Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected by the adoption of a technology that replaces disk drives as a computer data storage medium.

PRODUCT DEVELOPMENT AND INTRODUCTION

    The Company's continued success depends upon its ability to develop and rapidly bring to volume production new product platforms or suspension assemblies having increasingly higher performance specifications. A number of risks are inherent in this process. Increasingly higher performance specifications, as well as transitions to new product platforms, initially can have the effect of lowering the Company's overall yields and manufacturing efficiencies. This in turn can cause product shipments to be delayed or missed. Higher manufacturing costs also may be incurred. Manufacturing processes may need to be changed, new processes developed and equipment replaced, modified or designed, built and installed, thus requiring additional capital. Increased research and development and engineering expenses also may be required to support technological advances and the introduction and manufacture of new product platforms. In the event that the Company were to fail to introduce successfully new products on a regular and timely basis, demand for the Company's existing products could decline, which could have a material adverse effect on the Company's business, results of operations and ability to service its indebtedness (including the Notes). If a competitor were to introduce a new suspension assembly design to which the Company could not effectively respond, and if such a new design were to gain wide acceptance by the disk drive industry, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

    The Company is investing a substantial amount of financial, management, engineering and manufacturing resources in its TSA suspension assemblies and has only recently begun volume production of its TSA suspensions. If continuing market acceptance and/or production of the Company's TSA suspension assemblies were delayed for any reason or if widespread market acceptance of the TSA product platform is not achieved, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected. Furthermore, if the Company fails to transition to cost-effective high volume production of TSA suspensions and determines that TSA suspension assemblies cannot be produced profitably in the quantities and to the specifications required by customers, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

    The Company must qualify its products with its customers. The customer qualification process for disk drive products can be lengthy, complex and difficult. The Company is now making the transition from conventional suspension assembly production to high volume TSA suspension assembly production. There can be no assurance that the Company's TSA suspensions will continue to be selected for design into its customers' products. In the event that the Company is unable to obtain additional customer qualifications leading to production quantities of TSA suspensions in a timely manner, or at all, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

    The Company believes certain of its customers are considering development of or are using wireless interconnection technologies that compete with its TSA suspension assemblies. There can be no assurance that the Company's TSA suspensions will gain market acceptance over other wireless interconnection technologies that are alternatives to conventional wiring, such as deposition circuitry and flexible circuitry, or that market acceptance of such competitive technologies will not adversely affect the Company's business, results of operations and ability to service its indebtedness (including the Notes).

CAPITAL NEEDS

    The Company believes that, in order to achieve its long-term strategic objectives and maintain and enhance its competitive position, it will need significant additional financial resources over the next several years to fund operations, debt service and capital expenditures. The Company's business is highly capital intensive, particularly as the Company transitions from conventional suspension assembly production to high volume TSA suspension assembly production. The Company has made a substantial investment in sophisticated manufacturing technologies and automated production equipment and has added significant manufacturing capacity and increased its fixed costs over the past two years, while constructing plants in Eau Claire, Wisconsin and Sioux Falls, South Dakota and expanding its plant in Hutchinson, Minnesota. The Company's fiscal 1997 capital expenditures totaled approximately $83 million. The Company also leased approximately $29 million of production and other equipment through operating leases in fiscal 1997. The Company currently anticipates fiscal 1998 capital expenditures of approximately $200 million, of which approximately $57 million were incurred in the first fiscal quarter. In addition, the Company plans to enter into lease financings for approximately $50 million of production and other equipment in fiscal 1998.

    The Company's ability to execute its long-term strategy may depend to a significant degree on its ability to obtain additional long-term debt and equity capital. The Company anticipates that continued significant capital expenditures will be necessary in fiscal 1999 and 2000 for continued expansion of its TSA suspension production capacity and to accommodate anticipated market growth. In that regard, beyond fiscal 1999 the Company expects it will require significant additional external financing to fund operations, debt service and capital expenditures. The Company is uncertain whether it will have access to additional capital or borrowing arrangements on terms economically favorable to the Company, if at all. If cash flow is not sufficient to fund operations, debt service and capital expenditures and the Company is unable to find alternative sources of financing in a timely manner, the Company will be required to curtail capital equipment expenditures, slow plant construction and expansion, reduce research and development investment or pursue alternative financing strategies, any of which could materially adversely affect the Company's business, results of operations and ability to service its indebtedness (including the Notes). See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

INCREASED LEVERAGE; FINANCIAL COVENANTS

    In connection with the sale of the Notes by the Company in March 1998, the Company incurred $150 million in additional indebtedness which increased the ratio of total debt (as used herein "total debt" refers to long-term debt including current maturities) to total capitalization from 22.3%, at February 22, 1998, to 46.3%, on an as adjusted basis. As a result of this increased leverage, the Company's interest obligations have increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing to fund operations, debt service and future capital expenditures, and could make it more vulnerable to general economic downturns and competitive pressures. In addition, the Indenture governing the Notes does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including Senior Indebtedness. Additional indebtedness of the Company may rank senior or PARI PASSU with the Notes in certain circumstances. See "Description of

Notes." The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. To the extent that a substantial portion of the Company's cash flow from operations is used to pay the principal of, and interest on, its indebtedness, such cash flow will not be available to fund future operations and capital expenditures. There is no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Notes at maturity or upon a Repurchase Event. See "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

    The Company is a party to a number of financing agreements that contain restrictive financial covenants that require the Company to maintain certain financial ratios, and a payment or other default under certain of these agreements that causes acceleration of the underlying obligation will constitute an Event of Default under the Notes. The Company's approximately $75 million of outstanding Private Placement Notes (as defined herein), Master Lease Agreement with General Electric Capital Corporation ("GE"), Old Credit Facility (as defined herein) relating to the letter of credit supporting its outstanding variable rate demand note, and the Subordination, Non-Disturbance and Attornment Agreement relating to the lease of the Company's Eau Claire, Wisconsin assembly plant each contain restrictive financial covenants that require the Company to maintain certain minimum financial ratios, including, in certain cases, fixed charge coverage, interest coverage and total debt to total capitalization ratios. The ability of the Company to comply with these covenants depends upon its future operating performance. The Company's ability to achieve its required operating performance depends, in part, on general industry conditions and other factors outside of the Company's control, and there can be no assurance that the Company will be able to comply with these covenants. A default under some or all of the foregoing agreements may allow acceleration of amounts outstanding thereunder. In such event, the Company may have to pursue alternative financing arrangements. See "Description of Certain Indebtedness and Other Financing Agreements."

MANAGEMENT OF GROWTH

    Growth in the Company's net sales depends, in part, on the successful expansion by the Company of its manufacturing capacity, manufacturing workforce and corporate infrastructure. The Company currently anticipates spending approximately $200 million during fiscal 1998 for expansion of production capacity, primarily related to expansion of TSA suspension capacity, including manufacturing and support equipment, construction of the Company's Sioux Falls, South Dakota plant and expansion of the Company's Hutchinson, Minnesota plant. The Company anticipates that continued significant capital expenditures will be necessary in fiscal 1999 and 2000 for continued expansion of its TSA suspension production capacity, and to accommodate expected market growth. The Company continues to make substantial investments in its corporate infrastructure to support growth, including investments in equipment and facilities, research and development, selling, general and administrative support and manufacturing support. These expansion plans involve a number of risks. The Company faces the task of identifying, recruiting, training and integrating a large number of new employees quickly enough to keep pace with its growth. The Company's growth also may strain the Company's management, manufacturing, information systems, financial and other resources. Any failure to expand these areas in an efficient or timely manner could have a material adverse effect on the Company's business, results of operations and ability to service its indebtedness (including the Notes). The Company has significantly expanded its operations to support increased production, including the hiring of additional personnel, and has made and expects to continue to make substantial investments in research, development and engineering to support product development. There can be no assurance that the Company will be able to achieve a rate of growth or operating results in any future period commensurate with its level of expenses.

    In an effort to enable the Company's business to grow with the market, the Company has invested at times in additional capacity and infrastructure to support anticipated demand for its suspension assemblies. Anticipated demand, however, has not always materialized as rapidly as expected, resulting in periodic underutilization of resources, decreased profitability and net losses. Accurate capacity planning for market demand is complicated by the pace of technological change, the effects of variable manufacturing yields, and the fact that most of the Company's plant and equipment expenditures have long lead times, thus requiring major commitments well in advance of actual requirements. The Company's underestimation or overestimation of its capacity requirements, or failure to successfully and timely put in place the proper technologies and infrastructure, could have a material adverse effect on the Company's business, results of operations and ability to service its indebtedness (including the Notes).

MANUFACTURING RISKS

    The Company manufactures a wide variety of suspension assemblies having different selling prices and manufacturing costs. The product mix varies from week to week as market demand changes. Any substantial variation in product mix can lead to changes in utilization of equipment and tooling, inventory obsolescence and overstaffing in certain areas, all of which could adversely impact the Company's business, results of operations and ability to service its indebtedness (including the Notes).

    Rapid technological change within the disk drive industry has led to numerous suspension assembly design changes and tighter performance specifications. The resulting suspension assemblies initially are more difficult to manufacture and typically require additional capital expenditures and increased development and support expenses. Manufacturing yields and efficiencies also vary from product to product. Newer products typically have lower initial manufacturing yields and efficiencies as the Company commences volume manufacturing and thereafter ramps to full production. The Company's TSA suspension assembly production recently has moved from prototype and pre-production volumes to production volumes. In fiscal 1997, the Company shipped approximately 8 million TSA suspensions (approximately 4 million of which were shipped in the fiscal 1997 fourth quarter), and in the thirteen weeks ended December 28, 1997, the Company shipped approximately 7 million TSA suspensions. For the first eight weeks of the fiscal 1998 second quarter, the Company shipped approximately 7 million TSA suspensions. Cost-effective high volume production of TSA suspensions, however, has not yet been achieved by the Company in connection with its ramp-up of TSA suspension capacity. There can be no assurance that the Company will attain its output goals and related profitability with regard to TSA suspension production.

    As the Company grows, production of certain suspension assemblies may need to be transferred from one manufacturing site to another. At times, this transfer has lowered initial yields and/or manufacturing efficiencies, resulting in higher manufacturing costs. The Company's manufacturing plants are located in Minnesota, South Dakota and Wisconsin, all of which can experience severe weather. Severe weather has at times resulted in lower production and decreased Company shipments.

    The Company's ability to conduct business would be impaired if its work force were to be unionized or if a significant number of its specialized employees were to leave and could not be replaced by comparable personnel. The locations of the Company's plants and the broad span and technological complexity of the Company's products and processes limit the number of satisfactory engineering and other candidates for key positions.

    The Company's production processes require the storage, use and disposal of a variety of chemicals which are considered hazardous under applicable federal and state laws. Accordingly, the Company is subject to a variety of regulatory requirements for the handling of such materials. If an accident were to result in significant personal injury or environmental damage, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

SUBORDINATION

    The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. In addition, the Notes are effectively subordinated to all current and future liabilities of the Company's subsidiaries. At February 22, 1998, the Company had approximately $75 million of indebtedness outstanding that would have constituted Senior Indebtedness. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company, or upon acceleration of the Notes due to an Event of Default, the assets of the Company will be available to pay obligations on the Notes only after the administrative expenses of the bankruptcy and all Senior Indebtedness, if any, have been paid in full. There may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Indenture does not limit or prohibit the incurrence of additional indebtedness, including Senior Indebtedness, by the Company or its subsidiaries. The incurrence of such additional indebtedness could materially adversely affect the Company's ability to pay its obligations under the Notes. The Company anticipates that it will incur additional indebtedness in the future. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources," "Description of Certain Indebtedness and Other Financing Agreements" and "Description of Notes--Subordination."

CUSTOMER CONCENTRATION

    While the Company is a supplier to nearly all domestic and many foreign-based manufacturers of hard disk drives and recording heads used in hard disk drives, the Company's sales have remained concentrated within a small customer base. Sales to the Company's five largest customers constituted 87%, 86%, 87% and 86% of net sales, respectively, for the thirteen weeks ended December 28, 1997 and for fiscal 1997, 1996 and 1995. Over the years, the disk drive industry has experienced numerous consolidations. This has resulted in fewer, but larger, customers for the Company's products. The loss of one or more of the Company's major customers for any reason, including the development by any one customer of the capability to produce suspension assemblies in high volume for its own products, or the failure of a customer to pay its account balance with the Company, could have a material adverse effect on the Company's business, results of operations and ability to service its indebtedness (including the Notes).

INTELLECTUAL PROPERTIES

    Although the Company attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that the Company will be able to protect its technology adequately or that competitors will not be able to develop similar technology independently. The Company's success depends in large part on trade secrets relating to its proprietary manufacturing processes. The Company seeks to protect these trade secrets and its other proprietary technology in part by requiring each of its employees to enter into a non-disclosure agreement in which the employee agrees to maintain the confidentiality of all proprietary information of the Company and, subject to certain exceptions, to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, the Company regularly enters into non-disclosure agreements with third parties, such as consultants, suppliers and customers. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach, or that the Company's trade secrets will not otherwise become known or independently developed by the Company's competitors.

    The Company believes that although the patents it holds and may obtain will be of value, they will not independently determine the Company's success. Moreover, patents may not be issued with respect to the Company's pending patent applications, and its issued patents may not be sufficiently broad to protect the Company's technology. The Company competes in an industry characterized by rapid development and technological innovation. There can be no assurance that the Company's future technology will be protectable, or that any patent issued to the Company will not be challenged, invalidated, circumvented or infringed. In addition, the Company has only limited patent rights outside the United States, and the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

    The Company and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patents against the Company or its customers which may relate to certain of the Company's manufacturing equipment or products or to products which include the Company's products as a component. Although the Company to date has not been a party to any material intellectual property litigation, certain of its customers have been sued on patents having claims closely related to products sold by the Company. In the event that any third party were to make a valid infringement claim and a license were not available on terms acceptable to the Company, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be adversely affected. The Company expects that, as the number of patents issued continues to increase, and as the Company grows, the volume of intellectual property claims could increase. Litigation may be necessary to enforce patents issued or licensed to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. The Company could incur substantial costs in seeking enforcement of its issued or licensed patents against infringement or the unauthorized use of its trade secrets and proprietary know-how by others or in defending itself against claims of infringement by others, which could have a material adverse effect on the Company's business, results of operations and ability to service its indebtedness (including the Notes). See "Business--Intellectual Properties."

AVAILABILITY OF CERTAIN MATERIALS

    Certain types of photoresist, a liquid compound used in the photoetching process, and the stainless steel, copper and polyimide materials that meet the Company's strict specifications, are each currently available from only one supplier. The supplier of stainless steel periodically resets the price of its product based on fluctuations in the value of the Japanese yen which may increase the Company's costs for raw materials. If for any reason the Company were unable to continue to obtain these materials in the necessary quantities and at reasonable prices, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

VOLATILITY OF NOTES AND STOCK PRICE

    The market prices for securities of companies in the disk drive industry (including those of the Company) are subject to significant volatility. If revenue or earnings in any fiscal quarter fail to meet the investment community's expectations for any reason, there could be an immediate adverse impact on the market price of the Company's securities. The market, in addition, has from time to time experienced significant price and volume fluctuations that are unrelated to the operating results of the Company. Future announcements concerning the Company, as well as general market conditions, may have a significant effect on the market price of the Notes and the Common Stock into which they are convertible. In addition, future trading prices of the Notes will depend on other factors, such as prevailing interest rates, perceptions of the Company's creditworthiness and the market for similar securities, and the Notes may trade at a discount from the principal amount based on such factors. Such volatility may limit the Company's ability in the future to raise additional capital.

LIMITATIONS ON REPURCHASE UPON REPURCHASE EVENT

    In the event of a Repurchase Event, which includes a Change in Control and a Termination of Trading (each as defined herein), occurring prior to the maturity of the Notes, each Holder of the Notes has the right, at such Holder's option, to require the Company to repurchase all or any part of such Holder's Notes at a purchase price equal to 100% of the principal amount thereof, subject to adjustment in certain events, together with accrued and unpaid interest and liquidated damages, if any, to, but excluding, the repurchase date. Future agreements relating to other indebtedness (including other Senior Indebtedness) to which the

Company becomes a party may contain restrictions or prohibitions on the repurchase of the Notes by the Company. In the event a Repurchase Event occurs at a time when the Company is prohibited from repurchasing the Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company would remain prohibited from repurchasing the Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture whether or not payment of the Repurchase Price (as defined herein) is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Repurchase Event in and of itself may constitute an event of default under the Senior Indebtedness of the Company. As a result, in either case, payment of the repurchase price of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. Further, the ability of the Company to repurchase the Notes upon a Repurchase Event will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a Repurchase Event. The term "Repurchase Event" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating, if any, of the Notes, nor would the requirement that the Company repurchase the Notes upon a Repurchase Event necessarily afford the Holders of the Notes protection in the event of a highly leveraged reorganization, merger or similar transaction involving the Company. See "Description of Notes--Certain Rights to Require Repurchase of Notes."

ABSENCE OF PUBLIC MARKET

    Prior to this offering, there has been no public market for the Notes. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes through any automated quotation system. There can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the Holders to sell their Notes or the price at which the Holders of the Notes may be able to sell such Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. The Initial Purchasers have informed the Company that they intend to make a market in the Notes offered hereby; however, the Initial Purchasers are not obligated to do so, and any such market making may be discontinued at any time without notice to the Holders of the Notes. See "Description of Notes--Registration Rights; Liquidated Damages." Prior to this offering, the Notes were designated for trading on the PORTAL Market. The Notes are not expected to remain eligible for trading on the PORTAL Market.

YEAR 2000 ISSUES

    Certain of the Company's business systems may require updating to continue to function properly beyond 1999. The Company believes that adequate resources have been allocated for this purpose and does not expect to incur significant expenditures to address this issue. However, there can be no assurance that the Company will identify all Year 2000 compliance problems in its systems in advance of their occurrence or that the Company will be able to remedy successfully any problems that are discovered. The expenses of the Company's efforts to address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, results of operations and ability to service its indebtedness (including the Notes). In addition, the revenue stream and financial stability of existing customers may be adversely impacted by Year 2000 compliance problems, which could cause fluctuations in the Company's revenue and operating results. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Liquidity and Capital Resources."

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale by the Selling Holders of Notes or the Common Stock issuable upon conversion thereof.

    The net proceeds to the Company from the issuance and sale by the Company in March 1998 of the Notes (after deducting the Initial Purchasers' discount and estimated offering expenses payable by the Company) were approximately $145,000,000. The net proceeds are being used for general corporate purposes, primarily related to expansion of TSA suspension capacity, including manufacturing and support equipment, construction of the Company's Sioux Falls, South Dakota assembly plant and the expansion of the Company's Hutchinson, Minnesota plant. Pending such uses, the Company has invested the net proceeds in short-term income-producing investments. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources," "Business--Manufacturing" and "--Facilities."

                                 CAPITALIZATION

    The following table sets forth the unaudited cash, cash equivalents and securities available for sale and capitalization of the Company at December 28, 1997 on an actual basis and as adjusted to give effect to the sale of the Notes by the Company in March 1998 (after deducting the Initial Purchasers' discount and estimated offering expenses payable by the Company). This table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto incorporated herein by reference to the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended September 28, 1997.

                                                                                              DECEMBER 28, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Cash, cash equivalents and securities available for sale.................................  $   55,490   $ 200,490
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term debt, including current maturities(1):
  Senior unsecured notes, 7.85%, payable in varying annual installments through July
    2003.................................................................................  $   25,000   $  25,000
  Senior unsecured note, 8.07%, payable in varying annual installments
    through November 2006................................................................      25,000      25,000
  Senior unsecured notes, 7.46%, payable in varying semi-annual installments through
    February 2004........................................................................      24,375      24,375
  Other long-term debt...................................................................       2,479       2,479
  6% Convertible Subordinated Notes due 2005.............................................      --         150,000
                                                                                           ----------  -----------
    Total long-term debt, including current maturities...................................      76,854     226,854
                                                                                           ----------  -----------
Shareholders' investment:
  Common Stock, $.01 par value; 45,000,000 shares authorized; 19,638,568 shares issued
    and outstanding(2)...................................................................         196         196
  Additional paid-in capital.............................................................     150,926     150,926
  Retained earnings......................................................................     120,612     120,612
                                                                                           ----------  -----------
    Total shareholders' investment.......................................................     271,734     271,734
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  348,588   $ 498,588
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------
(1) For further description of the Company's long-term debt, see "Description of Certain Indebtedness and Other Financing Agreements" included elsewhere in this prospectus and the Notes to Consolidated Financial Statements of the Company incorporated herein by reference to the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended September 28, 1997.

(2) Excludes 1,897,006 shares issuable upon exercise of options outstanding under the Company's stock option plans as of December 28, 1997 and the 5,290,995 shares of Common Stock issuable upon conversion of the Notes. See "Selling Holders."

                                DIVIDEND POLICY

    The Company has never paid any cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. Certain of the Company's financing agreements contain restrictive covenants which, among other things, impose limitations on the payment of dividends. See "Description of Certain Indebtedness and Other Financing Agreements" and the Notes to Consolidated Financial Statements of the Company incorporated herein by reference to the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended September 28, 1997.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock of the Company trades on the Nasdaq National Market under the symbol "HTCH." The following table sets forth for the periods indicated the range of high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market, which prices reflect the Stock Split.

                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
FISCAL 1996
  Quarter ended December 24, 1995..............................................................  $   21.83  $   15.17
  Quarter ended March 24, 1996.................................................................      17.16      12.17
  Quarter ended June 23, 1996..................................................................      19.46      12.75
  Quarter ended September 29, 1996.............................................................      14.38      10.25

FISCAL 1997
  Quarter ended December 29, 1996..............................................................      26.79      12.75
  Quarter ended March 30, 1997.................................................................      38.38      25.17
  Quarter ended June 29, 1997..................................................................      35.00      23.44
  Quarter ended September 28, 1997.............................................................      35.88      24.00

FISCAL 1998
  Quarter ended December 28, 1997..............................................................      35.44      19.38
  Quarter ended March 29, 1998.................................................................      26.44      20.13
  Quarter ended June 28, 1998 (through May 8)..................................................      30.94      25.56

    On May 8, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $30.50 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of September 28, 1997, September 29, 1996, September 24, 1995, September 25, 1994 and September 26, 1993, and for the fiscal years then ended, has been derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP. The information as of December 28, 1997 and December 29, 1996, and for the thirteen weeks then ended, is unaudited. However, in the opinion of management of the Company, such unaudited financial data includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's results of operations for the periods then ended and the Company's financial position as of such dates. Operating results for the thirteen weeks ended December 28, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto incorporated herein by reference to the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended September 28, 1997, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus.

                                                     THIRTEEN WEEKS
                                                         ENDED                          FISCAL YEARS ENDED(1)
                                                  --------------------  -----------------------------------------------------
                                                  DEC. 28,   DEC. 29,   SEPT. 28,  SEPT. 29,  SEPT. 24,  SEPT. 25,  SEPT. 26,
                                                    1997       1996       1997       1996       1995       1994       1993
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.......................................  $  88,982  $ 106,906  $ 453,232  $ 353,186  $ 299,998  $ 238,794  $ 198,734
Cost of sales...................................     89,478     75,794    335,953    273,616    226,235    199,548    154,311
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit (loss)...........................       (496)    31,112    117,279     79,570     73,763     39,246     44,423
Research and development expenses...............      5,161      5,739     20,185     27,651     15,041      8,626      9,846
Selling, general and administrative expenses....     10,269     10,918     44,378     33,716     29,801     22,840     24,616
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations.................    (15,926)    14,455     52,716     18,203     28,921      7,780      9,961
Other income, net...............................        567        306      4,143      1,158      1,462      1,171      1,403
Interest expense................................       (147)      (858)    (3,143)    (2,108)    (2,636)      (995)      (254)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes.............    (15,506)    13,903     53,716     17,253     27,747      7,956     11,110
Provision (benefit) for income taxes............     (4,032)     2,786     11,807      3,451      6,669      2,076      2,556
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss).............................  $ (11,474) $  11,117  $  41,909  $  13,802  $  21,078  $   5,880  $   8,554
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic earnings (loss) per common share..........  $   (0.58) $    0.68  $    2.29  $    0.84  $    1.31  $    0.37  $    0.54
Diluted earnings (loss) per common share........  $   (0.58) $    0.65  $    2.21  $    0.82  $    1.28  $    0.36  $    0.53
Weighted average common shares outstanding......     19,629     16,361     18,272     16,350     16,074     15,997     15,869
Weighted average common and diluted shares
  outstanding...................................     19,629     17,120     18,978     16,806     16,479     16,337     16,226
OPERATING DATA:
Ratio of earnings to fixed charges(2)...........     --           7.3x       5.9x       3.8x       6.7x       2.9x       5.2x

                                                  DEC. 28,   DEC. 29,   SEPT. 28,  SEPT. 29,  SEPT. 24,  SEPT. 25,  SEPT. 26,
                                                    1997       1996       1997       1996       1995       1994       1993
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................  $  36,069  $  54,482  $  98,340  $  22,884  $  30,479  $  18,570  $   4,860
Working capital.................................    108,676     92,743    173,156     62,102     54,284     51,996     26,238
Total assets....................................    427,179    289,532    429,839    238,983    190,898    151,148    116,639
Current liabilities.............................     80,120     62,117     70,190     46,563     36,208     18,829     17,870
Long-term debt, including current maturities....     76,854     82,605     78,194     58,945     37,700     40,080     12,460
Total shareholders' investment..................    271,734    145,037    282,958    133,684    119,745     94,619     88,689

--------------------------

(1) The Company operates on a 52 or 53 week fiscal year ending on the last Sunday in September in each year. Fiscal 1997, 1995, 1994 and 1993 contained 52 weeks and fiscal 1996 contained 53 weeks.

(2) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and fixed charges (exclusive of capitalized interest). Fixed charges consist of interest (including capitalized interest) and amortization of debt costs and the estimated interest portion of rents. Earnings were inadequate to cover fixed charges by $17.0 million for the thirteen weeks ended December 28, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCORPORATED HEREIN BY REFERENCE TO THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AS AMENDED, FOR THE FISCAL YEAR ENDED SEPTEMBER 28, 1997. THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED HEREIN BY REFERENCE, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. IN PARTICULAR, PROSPECTIVE PURCHASERS SHOULD REVIEW "DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS" PRECEDING THE PROSPECTUS SUMMARY. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED ABOVE IN "RISK FACTORS," AND ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    The Company derives virtually all of its revenue from the sale of suspension assemblies to a small number of customers. Suspension assemblies are a critical component of hard disk drives and the Company's results of operations are highly dependent on the hard disk drive industry. The hard disk drive industry is intensely competitive and highly cyclical and the Company's results of operations have been adversely affected from time to time during hard disk drive industry slowdowns.

    The Company recently has experienced significant reduction in demand for and shipments of its conventional suspension assemblies because of a slowdown in the disk drive industry's demand for disk drive components due, the Company believes, to excess inventory held by drive and recording head manufacturers. The Company's operating results have been adversely affected by this slowdown, and operating activities consequently have not provided the cash needed to help fund planned capital expenditures that are necessary to meet rising demand for the Company's TSA suspension assemblies. In addition, cost-effective high-volume production of TSA suspensions has not yet been achieved by the Company in connection with its ramp-up of TSA suspension capacity. These production inefficiencies have further adversely affected operating results. For the eight-week period ended February 22, 1998, the Company announced a net loss of $0.56 per share on net sales of $52 million, compared with net earnings of $0.91 per share on net sales of $124 million for the thirteen-week fiscal 1997 second quarter. The combination of these factors required the Company to raise significant additional capital to fund its immediate short-term operating and capital expenditure requirements, through its sale of the Notes in March 1998.

    The Company's gross margins have fluctuated and will continue to fluctuate quarterly and annually based upon a variety of factors such as the level of utilization of the Company's production capacity, changes in demand, product mix, selling prices and manufacturing yields, increases in production and engineering costs associated with initial production of new products and changes in the cost of or limitations on availability of materials. The Company's ability to introduce new products on a timely basis is an important factor in its continued success. New products initially have lower manufacturing yields and are produced in lower quantities than more mature products. Manufacturing yields generally improve as the product matures and production volumes increase. Manufacturing yields also vary depending on the complexity and uniqueness of product specifications. Because the Company's business is capital intensive and requires a high level of fixed costs, gross margins are also extremely sensitive to changes in volume. Assuming fixed product prices, small variations in capacity utilization or manufacturing yields generally have a significant impact on gross margins. The Company typically allows its customers to change or cancel orders without penalty up until approximately two weeks before scheduled shipment. Due to the absence of substantial noncancellable backlog, the Company plans its production and inventory based on forecasts of customer demands, which often fluctuate substantially. These factors, among others, create an environment where demand can vary significantly from week to week.

    Growth in the Company's net sales depends, in part, on the successful expansion by the Company of its manufacturing capacity, manufacturing workforce and corporate infrastructure. The Company currently is constructing a new assembly plant in Sioux Falls, South Dakota and is expanding its Hutchinson, Minnesota plant. The Company currently anticipates spending approximately $200 million during fiscal 1998 for such construction and for expansion of TSA suspension production capacity. The Company anticipates that continued significant capital expenditures will be necessary in fiscal 1999 and 2000 for continued expansion of its TSA suspension production capacity as the Company transitions from conventional suspension assembly production to high volume TSA suspension assembly production, and to accommodate anticipated market growth. If the Company is not able to complete its current expansion plans in a timely manner and within acceptable budgets, its quarterly and annual results of operations will be materially and adversely affected.

RESULTS OF OPERATIONS

    The following table sets forth the Company's consolidated statements of operations as a percentage of net sales for the periods indicated.

                                                                THIRTEEN WEEKS ENDED             FISCAL YEARS ENDED
                                                              ------------------------  -------------------------------------
                                                               DEC. 28,     DEC. 29,     SEPT. 28,    SEPT. 29,    SEPT. 24,
                                                                 1997         1996         1997         1996         1995
                                                              -----------  -----------  -----------  -----------  -----------
Net sales...................................................         100%         100%         100%         100%         100%
Cost of sales...............................................         101           71           74           77           75
                                                                   -----        -----        -----        -----        -----
  Gross profit (loss).......................................          (1)          29           26           23           25
Research and development expenses...........................           5            5            4            8            5
Selling, general and administrative expenses................          12           10           10           10           10
                                                                   -----        -----        -----        -----        -----
  Income (loss) from operations.............................         (18)          14           12            5           10
Other income, net...........................................           1       --                1       --           --
Interest expense............................................      --               (1)          (1)      --               (1)
                                                                   -----        -----        -----        -----        -----
  Income (loss) before income taxes.........................         (17)          13           12            5            9
Provision (benefit) for income taxes........................          (4)           3            3            1            2
                                                                   -----        -----        -----        -----        -----
  Net income (loss).........................................         (13)%         10%           9%           4%           7%
                                                                   -----        -----        -----        -----        -----
                                                                   -----        -----        -----        -----        -----

    THIRTEEN WEEKS ENDED DECEMBER 28, 1997 VS. THIRTEEN WEEKS ENDED DECEMBER 29,
     1996

    Net sales for the thirteen weeks ended December 28, 1997 were $88,982,000, a decrease of $17,924,000 or 17% compared to the comparable period in fiscal 1997. This decrease was primarily due to decreased suspension assembly sales volume.

    Gross loss for the thirteen weeks ended December 28, 1997 was $496,000, compared to a gross profit of $31,112,000 for the comparable period in fiscal 1997, and gross profit (loss) as a percent of net sales decreased from 29% to
(1)%, primarily due to lower conventional suspension assembly sales volume and higher costs associated with TSA suspension assembly capacity expansion.

    Research and development expenses for the thirteen weeks ended December 28, 1997 were $5,161,000 compared to $5,739,000 for the thirteen weeks ended December 29, 1996. The prior year amount includes development expenses related to production of TSA prototype suspensions.

    Selling, general and administrative expenses for the thirteen weeks ended December 28, 1997 were $10,269,000, a decrease of $649,000 or 6% compared to the comparable period in fiscal 1997. The decreased expenses were due primarily to decreased profit sharing and other incentive compensation costs of $2,744,000, partially offset by an increase in labor expenses of $761,000, increased recruitment and relocation of $560,000 and higher bad debt expense of $389,000. As a percent of net sales, selling, general and administrative expenses increased from 10% in the first quarter of fiscal 1997 to 12% in the first quarter of fiscal 1998.

    Other income for the thirteen weeks ended December 28, 1997 was $567,000, an increase of $261,000 from the comparable period in fiscal 1997, primarily due to an increase in interest income as a result of a higher average investment balance.

    Interest expense for the thirteen weeks ended December 28, 1997 decreased $711,000 from the comparable period in fiscal 1997, primarily due to an increase in capitalization of interest of $986,000, offset partially by higher average outstanding debt.

    The income tax benefit for the thirteen weeks ended December 28, 1997 was based on an estimated effective tax rate for the fiscal year of 26% which was below the statutory federal rate primarily due to the large portion of sales that qualifies for the benefit of the Company's Foreign Sales Corporation.

    Net loss for the thirteen weeks ended December 28, 1997 was $11,474,000, compared to net income of $11,117,000 for the comparable period in fiscal 1997. As a percent of net sales, net income (loss) decreased from 10% to (13)% primarily due to the lower sales volume and higher fixed costs noted above.

    YEAR ENDED SEPTEMBER 28, 1997 VS. YEAR ENDED SEPTEMBER 29, 1996

    Net sales for 1997 were $453,232,000, an increase of $100,046,000 or 28%
compared to 1996. This increase was primarily due to increased suspension assembly volume.

    Gross profit for 1997 was $117,279,000, an increase of $37,709,000 or 47% compared to 1996, and gross profit as a percent of net sales increased from 23% to 26%. This increase was primarily due to higher sales volume and improved manufacturing efficiencies.

    Research and development expenses for 1997 were $20,185,000 compared to $27,651,000 for fiscal 1996. The prior year amount includes a $5,500,000 charge related to a technology sharing agreement with IBM and higher development expenses related to production of TSA prototype suspensions.

    Selling, general and administrative expenses for 1997 were $44,378,000, an increase of $10,662,000 or 32% compared to 1996. The increased expenses were due primarily to increased profit sharing and other incentive compensation costs of $7,443,000 and a $1,855,000 increase in labor expenses. As a percent of net sales, selling, general and administrative expenses remained at 10%.

    Other income, net, for 1997 was $4,143,000, an increase of $2,985,000 compared to 1996. The increase is primarily due to an increase of $3,631,000 in interest income as a result of a higher average investment balance, partially offset by a $443,000 increase in royalties paid under licensing agreements.

    Interest expense for 1997 was $3,143,000, an increase of $1,035,000 compared to 1996, primarily due to higher average outstanding debt, offset by higher capitalization of interest of $1,740,000.

    The income tax provision for 1997 was based on an effective tax rate for the year of 22% which was below the statutory federal rate primarily due to the large portion of sales that qualifies for the benefit of the Company's Foreign Sales Corporation.

    Net income for 1997 was $41,909,000, an increase of $28,107,000 compared to 1996. As a percent of net sales, net income increased from 4% to 9% primarily due to the higher sales volume and improved manufacturing efficiencies, noted above.

    YEAR ENDED SEPTEMBER 29, 1996 VS. YEAR ENDED SEPTEMBER 24, 1995

    Net sales for 1996 were $353,186,000, an increase of $53,188,000 or 18%
compared to 1995. This increase was attributable primarily to the Company shipping approximately 36% more suspension assemblies during 1996 than 1995, partially offset by a lower average selling price due to selling higher volumes of lower-priced suspensions.

    Gross profit for 1996 was $79,570,000, an increase of $5,807,000 or 8% compared to 1995, and gross profit as a percent of net sales decreased from 25% to 23%. In addition to the sales volumes of lower-priced suspensions noted above, the decrease in gross profit as a percent of net sales was also due to reduced shipments during the fourth quarter resulting in an increase in fixed costs as a percent of sales.

    Research and development expenses for 1996 were $27,651,000, an increase of $12,610,000 or 84% compared to 1995. The majority of the higher expenses were due to increased TSA suspension development efforts of approximately $7,100,000 and a charge of $5,500,000 related to a technology sharing agreement with IBM, compared to a $2,500,000 charge for the technology sharing agreement during 1995.

    Selling, general and administrative expenses for 1996 were $33,716,000, an increase of $3,915,000 or 13% compared to 1995. The increased expenses were due primarily to an increase in recruitment and relocation expenses of $1,722,000, mainly related to the startup of the Eau Claire assembly manufacturing facility, increases in professional services of $1,418,000 and labor of $1,141,000, partially offset by reduced profit sharing expenses of $1,167,000. As a percentage of net sales, selling, general and administrative expenses remained at 10%.

    The income tax provision for 1996 was based on an effective tax rate for the year of 20% which was below the statutory federal rate primarily due to the large portion of sales that qualifies for the benefit of the Company's Foreign Sales Corporation.

    Net income for 1996 was $13,802,000, a decrease of $7,276,000 compared to 1995. As a percent of net sales, net income decreased from 7% to 4% primarily due to lower gross profit margins, noted above, and increased research and development efforts.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth unaudited consolidated quarterly financial data for the periods indicated. This data is derived from unaudited consolidated financial statements and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results for such periods. Results of operations for any previous fiscal quarter are not necessarily indicative of results for any future period.

                                                                          THIRTEEN WEEKS ENDED
                                                       ----------------------------------------------------------
                                                        DEC. 28,   SEPT. 28,    JUNE 29,    MAR. 30,    DEC. 29,
                                                          1997        1997        1997        1997        1996
                                                       ----------  ----------  ----------  ----------  ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales............................................  $   88,982  $  100,354  $  121,713  $  124,259  $  106,906
Cost of sales........................................      89,478      86,046      88,534      85,579      75,794
                                                       ----------  ----------  ----------  ----------  ----------
  Gross profit (loss)................................        (496)     14,308      33,179      38,680      31,112
Research and development expenses....................       5,161       5,028       4,671       4,747       5,739
Selling, general and administrative expenses.........      10,269       9,457      11,955      12,048      10,918
                                                       ----------  ----------  ----------  ----------  ----------
  Income (loss) from operations......................     (15,926)       (177)     16,553      21,885      14,455
Other income, net....................................         567       1,217       1,759         861         306
Interest expense.....................................        (147)       (517)       (759)     (1,009)       (858)
                                                       ----------  ----------  ----------  ----------  ----------
  Income (loss) before income taxes..................     (15,506)        523      17,553      21,737      13,903
Provision (benefit) for income taxes.................      (4,032)        112       3,855       5,054       2,786
                                                       ----------  ----------  ----------  ----------  ----------
  Net income (loss)..................................  ($  11,474) $      411  $   13,698  $   16,683  $   11,117
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
Basic earnings (loss) per common share...............  ($    0.58) $     0.02  $     0.70  $     0.95  $     0.68
Diluted earnings (loss) per common share.............  ($    0.58) $     0.02  $     0.68  $     0.91  $     0.65
Weighted average common shares outstanding...........      19,629      19,585      19,531      17,610      16,361
Weighted average common and diluted shares
  outstanding........................................      19,629      20,334      20,276      18,415      17,120

AS A PERCENTAGE OF NET SALES:
Net sales............................................         100%        100%        100%        100%        100%
Cost of sales........................................         101          86          73          69          71
                                                       ----------  ----------  ----------  ----------  ----------
  Gross profit (loss)................................          (1)         14          27          31          29
Research and development expenses....................           5           5           3           3           5
Selling, general and administrative expenses.........          12           9          10          10          10
                                                       ----------  ----------  ----------  ----------  ----------
  Income (loss) from operations......................         (18)          0          14          18          14
Other income, net....................................           1           2           1      --          --
Interest expense.....................................      --              (1)         (1)         (1)         (1)
                                                       ----------  ----------  ----------  ----------  ----------
  Income (loss) before income taxes..................         (17)          1          14          17          13
Provision (benefit) for income taxes.................          (4)          1           3           4           3
                                                       ----------  ----------  ----------  ----------  ----------
  Net income (loss)..................................         (13)%          0%         11%         13%         10%
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

    Following a period of accelerated growth in demand for conventional suspension assemblies which began in the first quarter of fiscal 1997, in the most recent three fiscal quarters for which data is set forth above (commencing in the last part of the third quarter of fiscal 1997) the Company has experienced significantly declining sales of conventional suspension assemblies. These declines are directly related to reduced demand from both disk drive and recording head manufacturers, as drive manufacturers have sought, the Company believes, to lower inventory levels and reduce the disk drive industry oversupply that accumulated during the preceding period of growth. Demand for and shipments of the Company's TSA suspension assemblies have increased steadily, however, during the most recent three fiscal quarters for which data is set forth above. In order to meet current and anticipated future demand for TSA suspension assemblies, the Company is continuing its planned expansion of TSA production capacity, which has required significantly increased levels of capital expenditures. The simultaneous reduction in revenue associated with conventional suspension assemblies and the increase in revenue associated with TSA suspension assemblies has resulted in significantly declining gross margins. In contrast to the Company's profitable conventional suspension production, TSA suspension production only recently moved from prototype and pre-production volumes to production volumes. The relatively early stage of volume production has resulted in production inefficiencies and lower manufacturing yields, and therefore profitability has not yet been achieved. Because of the significant level of fixed costs inherent in the Company's business, earnings have historically risen and declined in direct correlation to conventional suspension assembly sales. The Company believes that demand for its conventional suspension assemblies will increase when disk drive inventory levels are reduced, as the Company does not believe there has been a significant slowdown in end user demand for storage capacity or a fundamental shift in technology away from disk drive storage. See "Risk Factors--Fluctuations in Operating Results; Liquidity Needs."

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of liquidity are cash flow from operations, cash balances and additional financing capacity. The Company's cash and cash equivalents decreased to $36,069,000 at December 28, 1997 from $98,340,000 at September 28, 1997 and as compared to $22,884,000 at September 29, 1996. The Company used cash from operating activities of $1,852,000 for the thirteen weeks ended December 28, 1997, as compared to cash generated from operating activities of $76,816,000 in fiscal 1997, $39,904,000 in fiscal 1996 and $57,814,000 in fiscal 1995.

    Cash used for capital expenditures totaled $56,794,000 for the thirteen weeks ended December 28, 1997, an increase of $48,303,000 from the comparable period in fiscal 1997, and was $82,639,000 in fiscal 1997, $77,065,000 in fiscal 1996 and $44,472,000 in fiscal 1995. The expenditures for the first quarter of fiscal 1998 were primarily related to expansion of TSA suspension capacity, including manufacturing and support equipment, construction costs for the Company's Sioux Falls, South Dakota plant and construction of an expansion to the Company's Hutchinson, Minnesota plant. The expenditures in fiscal 1997 were primarily for manufacturing and support equipment and construction costs of the photoetch plant at the Company's Eau Claire site.

    During the fourth quarter of fiscal 1996, the Company completed a $50,000,000 private debt placement, of which $25,000,000 was issued in July 1996 as senior unsecured notes, having a fixed rate of 7.85%, annual principal payments of $8,333,000 beginning on July 26, 2001 and maturing in July 2003. The Company issued the remaining $25,000,000 during the first quarter of fiscal 1997 as a senior unsecured note having a fixed rate of 8.07%, annual principal payments of $4,167,000 beginning on November 26, 2001 and maturing in November 2006. The Company's maturities of long-term debt for the five years subsequent to September 28, 1997 are $5,332,000, $4,613,000, $3,995,000, $12,330,000 and
$16,499,000, respectively. The Company currently does not have available a revolving credit or other similar borrowing facility. See "Risk Factors--Increased Leverage; Financial Covenants" and "Description of Certain Indebtedness and Other Financing Agreements--Old Credit Facility."

    During the first quarter of fiscal 1997, the Company signed a Master Lease Agreement for up to $25,000,000 with GE. The agreement provided for leasing of manufacturing equipment in fiscal 1997. During the fourth quarter of fiscal 1997, the Company signed an amendment to the Master Lease Agreement with GE, providing for leasing of up to an additional $30,000,000 of manufacturing equipment in fiscal 1998. The Company serves as a purchasing agent on behalf of GE. As such, amounts expended on GE's behalf, but not yet reimbursed, are included on the Company's consolidated balance sheet under GE lease receivable.

    In March 1998, the Company issued and sold $150,000,000 aggregate principal amount of the Notes to the Initial Purchasers, which resold the Notes in transactions exempt from registration under the Securities Act. Following the sale of the Notes by the Company in March 1998, the Company's principal future liquidity requirements will be for debt service requirements under the Notes and other outstanding indebtedness, and to fund operations and capital expenditures. Historically, the Company has funded its capital and operating requirements with a combination of cash generated from operations and external debt or equity financings. The Company has utilized these sources of capital to fund significant capital expenditures, to fund operations and to service debt. The Company currently anticipates fiscal 1998 capital expenditures of approximately $200 million, primarily related to expansion of TSA suspension capacity, including manufacturing and support equipment, construction of the Company's Sioux Falls assembly plant and the expansion of the Company's Hutchinson plant. These capital expenditures will support the Company's continued development of, and capacity expansion for, TSA suspension assemblies. The Company believes the net proceeds from the sale of the Notes by the Company in March 1998, any cash generated from operations and anticipated future revenue will be sufficient to meet its operating expenses, debt service and capital expenditure requirements through fiscal 1999, as the Company continues to transition from conventional suspension assembly production to high volume TSA suspension assembly production. See "Risk Factors--Fluctuations in Operating Results; Liquidity Needs" and "--Capital Needs."

    The Company anticipates that continued significant capital expenditures will be necessary in fiscal 1999 and 2000 for continued expansion of its TSA suspension production capacity, and to accommodate anticipated market growth. In that regard, beyond fiscal 1999 the Company expects it will require significant additional external financing to fund operations, debt service and capital expenditures. The Company's ability to fund its future liquidity needs depends on its future performance and financial results, which, to a certain extent, are subject to general conditions in the hard disk drive industry as well as general economic, financial, competitive and other factors that are beyond its control. If forecasted operating results do not meet the Company's expectations or if the Company is unable to obtain adequate financing at such time or times as such financing is required, the Company's future financial results and liquidity could be materially adversely affected. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that the Company will be able to obtain additional financing in an amount sufficient to enable the Company to service its indebtedness (including the Notes), make necessary capital expenditures or fund its operations. See "Risk Factors--Capital Needs."

    In connection with the sale of the Notes by the Company in March 1998, the Company incurred $150 million in additional indebtedness which increased the ratio of total debt to total capitalization from 22.3%, at February 22, 1998, to 46.3%, on an as adjusted basis. As a result of this increased leverage, the Company's interest obligations increased substantially. To the extent that a substantial portion of the Company's cash flow from operations is used to pay the principal of, and interest on, its indebtedness, such cash flow will not be available to fund future operations and capital expenditures. There is no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Notes at maturity or upon a Repurchase Event. See "Risk Factors--Increased Leverage; Financial Covenants," "--Limitations on Repurchase Upon Repurchase Event," "Capitalization" and "Selected Consolidated Financial Data."

    The Company uses technology throughout its operations that will be affected by Year 2000 issues. During fiscal 1997, the Company implemented remediation steps to make the core business systems which are part of the Company's computer systems Year 2000 compliant. The Company also has initiated a company-wide project, to be completed in fiscal 1998, to identify and assess other Company systems for Year 2000 compliance and the Year 2000 compliance status of its critical suppliers. The expenses relating to Year 2000 compliance incurred in fiscal 1997 and for the thirteen weeks ended December 28, 1997 were not material, and the Company believes the amounts that may be required to be incurred in the future for such compliance will not have a material impact on its results of operations, liquidity and capital resources. See "Risk Factors--Year 2000 Issues."

                                    BUSINESS

THE COMPANY

    The Company is the world's leading supplier of suspension assemblies for hard disk drives. The Company estimates that it produces approximately 70% of all suspension assemblies sold to disk drive manufacturers and their suppliers, including recording head manufacturers, worldwide. Suspension assemblies are critical components of hard disk drives that hold the recording heads in position above the spinning magnetic disks. The Company's suspension assemblies are manufactured with proprietary technology and processes to uniform and precise specifications that are critical to maintaining the necessary microscopic clearance between the head and disk. During the fiscal year ended September 28, 1997, the Company shipped approximately 719 million suspension assemblies of all types. The Company is a supplier to nearly all domestic and many foreign-based users of suspension assemblies, including Applied Magnetics, IBM, Maxtor, Quantum, Read-Rite, Samsung, Seagate Technology, TDK/SAE Magnetics, Toshiba, Western Digital and Yamaha. The Company developed its leadership position in suspension assemblies through research, development and design activities coupled with a substantial investment in manufacturing technologies and equipment, and has maintained this position through multiple technological transitions in the disk drive industry over the past decade.

    The Company is focused on continuing to develop suspension assemblies which address the rapidly changing requirements of the hard disk drive industry. The Company's TSA suspension assemblies are designed to satisfy both the new electrical connectivity requirements of the disk drive industry as well as the changing market demands and performance standards required by its customers. TSA suspensions incorporate thin electrical conductors in the suspension itself which replace the fine wires used to connect the recording head to the drive's electronic circuitry. The Company anticipates continuing acceptance by the disk drive industry of its TSA suspensions during the next two years, as TSA suspensions offer customers opportunities to enhance drive performance by eliminating wires that interfere with the recording head's flying performance. The Company believes TSA suspensions also enable customers to improve yields and throughput, eliminate manufacturing steps and adopt automated assembly processes, all of which can lower their overall costs of production and improve production efficiencies. During the first fiscal year of volume manufacturing of TSA suspension assemblies (the fiscal year ended September 28, 1997), the Company shipped approximately 8 million TSA suspensions (approximately 4 million of which were shipped in the fiscal 1997 fourth quarter), and in the thirteen weeks ended December 28, 1997, the Company shipped approximately 7 million TSA suspensions. For the first eight weeks of the fiscal 1998 second quarter, the Company shipped 7 million TSA suspensions. As of April 15, 1998, TSA suspensions were in use in five customer disk drive programs in production and had been designed-in on a total of seventeen programs. The Company believes its TSA suspensions, and related follow-on features currently in development, will become a disk drive industry standard platform onto which multiple features can be integrated.

INDUSTRY BACKGROUND

    In an October 1997 report, IDC estimated that total revenue in the disk drive industry (defined as unit shipments multiplied by the midyear average unit price paid by OEMs for quantity 1000+ contracts) would surpass $28 billion in 1997 and grow to over $40 billion in 1999. Disk drive industry growth has been driven by such factors as the growing use of desktop PCs, workstations, portable computers and enterprise computing and storage, the increasing amount of memory required for software program storage and the continuing accumulation of data. In its October 1997 report, IDC stated that desktop PCs and multiuser systems are expected to grow at 12% and 14% compound annual growth rates, respectively, from 1997 to 2001. Moreover, unit growth rates for disk drives and disk drive components are expected to exceed unit growth rates for desktop PCs and multiuser systems due to a variety of factors, including the rapidly increasing demand for additional storage capacity. IDC's report estimates that hard disk drive unit shipments will grow at a compound annual growth rate of 19% from 1997 to 2001.

    This demand for additional storage capacity is stimulated by the increasing use of disk drives for non-computer applications such as voice mail and video data, the expansion of storage-intensive data warehousing, Internet and intranet applications, and the simultaneous use of multiple small disk drives, such as systems using Redundant Arrays of Inexpensive Disks ("RAID"). According to its October 1997 report, IDC estimated that annual shipments of disk drives would reach 130.7 million in 1997 and grow to 190.5 million in 1999. This growth is occurring for several reasons. First, the growth in demand for storage in PCs, workstations and network servers has exceeded the rate of increase in the areal density of storage capacity on disks. Therefore, to satisfy the increasing demand for storage capacity, there has been an increase in the average number of disks, recording heads and suspension assemblies shipped per disk drive. Second, the demand for very high capacity disk drives, such as those used in network servers, has been growing faster than the overall demand for disk drives. Drives for such network servers each typically contain four to ten disks, and therefore eight to twenty recording heads and suspension assemblies. Third, industry transitions from thin film inductive recording heads to MR heads, which are significantly more sensitive than thin film inductive heads in reading data from disks with higher areal densities, and from nano heads to the smaller pico heads, have reduced initial production yields of the head and disk drive manufacturers. Because a significant portion of head yield reduction is ascertained after the head is bonded onto the suspension assembly, low yields often result in increased demand for suspension assemblies in order to achieve desired disk drive shipment levels.

    The disk drive industry, despite the rapid growth in recent years, is also highly cyclical and from time to time experiences downturns. End user demand for storage capacity, however, has not slowed significantly, as rapidly evolving technology and computer applications continue to require storage devices with increased capacity and functionality. Suspension assembly unit sales are currently depressed due to the current slowdown in component demand which began in the summer of 1997 due, the Company believes, to excess inventory held by drive and recording head manufacturers. Total shipments of the Company's suspension assembly units have decreased from a peak of approximately 201 million shipped in the thirteen weeks ended March 30, 1997 to approximately 135 million shipped in the thirteen weeks ended December 28, 1997. This decrease has not affected industry demand for the Company's TSA suspensions, which continues to rise. The Company believes that demand for its conventional suspension assemblies will increase when disk drive inventory levels are reduced, as the Company does not believe there has been a significant slowdown in end user demand for storage capacity or a fundamental shift in technology away from disk drive storage.

    All hard disk drives incorporate the same basic technology. The principal components of a hard disk drive are recording disk media, a motor assembly, the control electronics and a head stack assembly. A head stack assembly consists of multiple magnetic recording heads attached by suspension assemblies to the actuator arm. Each disk drive contains one or more (up to thirteen) hard disks attached to a motor assembly which rotates the disks at high speeds in extremely close proximity to the magnetic recording heads, each of which is attached to a suspension assembly. Typically two recording heads (one for each side of the disk), and therefore two suspension assemblies, are used with each disk in the disk drive.

    Suspension assemblies are critical to disk drive performance and reliability. The design of suspension assemblies is driven by the increasing performance requirements of new disk drives, principally reduced data access time, increased data storage density, smaller recording heads and technology incorporated in the type of recording head used. Technological advances in disk drives generally require suspension assemblies with specialized design, expanded functionality and greater precision. One of the major determinants of disk drive performance and data storage capacity is the microscopic height at which the magnetic head "flies" above the disk. Suspension assemblies hold the magnetic recording heads in position and are a significant factor in controlling the critical flying height of the head above the disk and maintaining the position of the head on the tracks of data. A typical nominal flying height is about one millionth of an inch (a sheet of paper is approximately 3,000 millionths of an inch thick).

    Hard disk drive storage capacity increases as areal density increases. Improvements in areal density have been attained by lowering the fly height of the recording head, using smaller recording heads with advanced air bearing designs, improving other components such as motors and media and using new recording head types such as those of MR design. As drive manufacturers transition to smaller pico-sized MR heads, the current process of bonding fine electrical wires to the recording head and to the rest of the drive's electronic circuitry is becoming more difficult and costly, and the wires themselves interfere with the head's flying performance.

    DATA STORAGE ALTERNATIVES. Demand for data storage capacity is expected to increase one hundredfold over the next ten years. Disk drives continue to be the storage device of choice for applications requiring low access times, high transfer rates and capabilities in excess of one gigabyte. The average cost per megabyte of disk drive storage continues to decline and, at the end of 1997, storage in large capacity drives was approximately 7 cents per megabyte, as compared to approximately 10 cents at the end of 1996. In addition to disk drives, several other methods of storing data are currently available, including semiconductor (flash) memory, tape memory and laser (optical and CD) drives. While use of flash "drives" has grown during the last year, its price is typically in excess of $10.00 per megabyte and it is used primarily in applications where its higher speed and durability and lower power usage outweigh the cost disadvantage. Often mobile systems include the option of both flash memory and disk drives, with a small amount of flash memory available for very high-speed storage and the bulk of the data or programs stored on disk drives. Both tape drives and optical drives can store data at lower cost than disk drives, but their speeds of data access and transfer continue to be considerably slower than those of disk drives because of technical limitations that the Company believes are inherent in their operation. In addition, although optical drives can store data inexpensively, the ability to write to CDs is very expensive. These types of devices continue to be used, in addition to disk drives, for the storage of very large amounts of data which does not require fast access. Currently in development are new storage devices combining magnetic and optical storage technologies. These new drives incorporate magneto-optical recording heads which may have fly heights similar to disk drives, and thus require suspension assemblies to control their fly height. Because these new magneto-optical drives are in development, they still have many technical and economic challenges to overcome before becoming commercially available.

    The Company continually monitors technological developments in the data storage arena. On an ongoing basis, the Company reviews technological threats to the disk drive market and utilizes various universities, consortiums and industry participants to provide additional third-party insights.

STRATEGY

    The Company intends to maintain its position at the forefront of industry technology transitions, as it has over the past decade, by delivering industry standard solutions to industry-wide technological challenges. The Company designs and develops suspension assemblies which meet the increasingly higher performance specifications of disk drive manufacturers, and is committed to reliably producing its suspension assemblies in high volume, with specialized design, expanded functionality and greater precision. The Company has increasingly emphasized assisting disk drive manufacturers in reducing their time to market with new drives by designing and developing suspension assemblies, and the processes to manufacture them, in advance of market needs. Key elements of the Company's strategy include:

    DELIVER INDUSTRY STANDARD SOLUTIONS. As the disk drive industry transitions to smaller pico-sized MR heads, the Company is leading a parallel technological transition among industry component suppliers by developing a product platform that it believes will significantly enhance drive performance. The Company's TSA suspensions offer customers a wireless solution to industry-wide manufacturing problems posed by smaller pico-sized MR heads. The Company believes TSA suspensions enable customers to improve yields and throughput, eliminate manufacturing steps and adopt automated assembly processes, all of which can lower their overall costs of production and improve production efficiencies. The Company believes that its TSA suspensions will provide an industry standard component platform onto which multiple features that enhance hard disk drive performance can be integrated.

    MAINTAIN TECHNOLOGY LEADERSHIP WITH CUSTOMER-FOCUSED ENGINEERING. The Company's engineers and sales force work closely with the engineering staffs of its customers as a design team to develop suspension assemblies that address individual customer requirements. Through its customer relationships, the Company derives substantial insight into industry trends. This insight enables the Company to provide advanced designs which position it well to have its suspension assemblies designed into future generations of disk drives.

    MANUFACTURE HIGH VOLUME PRECISION PRODUCTS. In addition to its design expertise, the Company believes its leadership position is based on its volume production capability and the precision of its suspension assemblies. In order to provide assemblies in high volumes and with the precision required by its customers, the Company has increasingly invested in developing advanced process and measurement systems in connection with the design of its automated production equipment. The Company has adopted an integrated and flexible manufacturing approach that closely couples design, tooling and manufacturing. This integrated approach has enabled the Company to respond rapidly to changes in the volume and product mix demands of its customers.

    LEAD INDUSTRY TECHNOLOGY TRANSITIONS. The Company has been at the forefront of multiple technological transitions in the disk drive industry over the past decade and intends to remain a technological leader by identifying emerging industry trends and responding with solutions in advance of market needs. In prior industry transitions, such as the rapid move from micro- to the smaller nano-sized heads in 1993, and in the current more gradual move from nano- to even smaller pico-sized heads, the Company has developed innovative design and manufacturing solutions in advance of its competitors. Although many drive manufacturers are just now making the transition to pico-sized heads, the Company's technological leadership is evidenced by its current qualification in nineteen pico-design drive programs, having been initially qualified in a pico program in 1994. In addition, to continue to lead industry technology transitions, the Company has already begun to develop follow-on features for its TSA suspension assemblies which should enable drive manufacturers to continue to achieve improved drive performance and increased data storage capacity.

PRODUCTS

    The Company manufactures suspension assemblies and certain other etched and stamped components used in connection with or related to suspension assemblies. During the fiscal year ended September 28, 1997 and for the thirteen weeks ended December 28, 1997, the Company shipped approximately 719 million and 135 million suspension assemblies of all types, respectively. The Company has developed significant proprietary capabilities in the design and production of suspension assemblies for both current and emerging disk drive designs. The Company has been in the forefront of industry technology transitions by developing improved suspension assemblies in anticipation of several market shifts to new generations of smaller magnetic heads (mini-to-micro, micro-to-nano and nano-to-pico). To help develop prototype suspensions, the Company maintains a test laboratory and computerized systems to simulate and analyze suspension designs. The Company's ability to predict and modify suspension assembly performance is especially important in developing suspensions for high capacity drives and drives with low access times.

    CONVENTIONAL SUSPENSION ASSEMBLIES

    The Company currently has the capacity to produce over 300 variations of conventional suspension assemblies based on several standard designs for the nano and pico platforms. This capability permits the Company to assist customers' design efforts and to rapidly modify its standard designs to meet the varied and changing requirements of specific customers. The Company believes that its integrated manufacturing approach, closely coupling design, tooling and manufacturing, gives it a competitive advantage in quickly supplying conventional suspension prototypes and commencing volume manufacturing. This manufacturing approach also allows the Company to rapidly shift tooling in its conventional suspension assembly production units to respond to fluctuating product mix and thereby minimize the size of its finished goods inventory.

    TSA SUSPENSION ASSEMBLIES

    The Company anticipates continuing acceptance by the disk drive industry of its TSA suspensions during the next two years, which integrate into the suspension thin electrical conductors that connect directly with the recording head. The integral etched copper leads of the TSA suspension are pre-positioned on the suspension assembly from the head region through the length of the suspension and, in some cases, along the actuator. The Company believes that this electrical integration will be a key feature of suspension assemblies as disk drive manufacturers make the transition to smaller and more complex recording heads. The current process of using fine electrical wires to attach the smaller head to the rest of the drive's electronic circuitry is more difficult and costly, involving greater risk of handling damage as well as interference by the electrical wires with the head's performance.

    Electrical integration, a key feature of the Company's TSA suspensions, can reduce the manual labor required to attach heads to suspensions and thus facilitates automated assembly. TSA suspensions also increase the consistency of head flying by eliminating certain wires that can impart forces which adversely affect the recording head's flying position. The Company believes that similar benefits throughout the head gimbal assembly and head stack assembly processes will result in improved yields and increased throughput for its customers, which should translate into lower capital investment, reduced labor and lower overall costs for such customers. TSA suspensions are particularly suited for MR heads, which constitute a major portion of the new and smaller types of recording heads that allow increased data storage density. MR heads require at least twice as many electrical leads as conventional recording heads. For these reasons, TSA suspensions command a higher sale price than the Company's conventional suspensions.

    The Company introduced TSA suspension assemblies to customers and began shipping electrically functional engineering samples in the first half of fiscal 1996. The Company recently has moved into production volume of its TSA suspension assemblies. In fiscal 1997, the Company shipped approximately 8 million TSA suspensions (approximately 4 million of which were shipped in the fiscal 1997 fourth quarter), and in the thirteen weeks ended December 28, 1997, the Company shipped approximately 7 million TSA suspensions. For the first eight weeks of the fiscal 1998 second quarter, the Company shipped approximately 7 million TSA suspensions, which are currently designed-in on a total of seventeen programs and are in use in five customer disk drive programs in production. While TSA suspensions only accounted for approximately one percent of the Company's fiscal 1997 unit shipments, the Company expects them to account for half or more of its total output during fiscal 1999. To further assure customers that the TSA suspensions they require for their products will be readily available when and where they are needed, in fiscal 1998 the Company started offering for sale to competitive suspension assembly manufacturers component-level parts, such as load beams, base plates and flexures for both conventional and TSA suspensions. As demand for TSA suspensions increases, customers will now have an additional source of supply for critical suspension assemblies.

    TSA suspension assemblies are adaptable to future developments in disk drive design and manufacturing. Variations of TSA suspension assemblies now in development offer promising solutions to the challenges posed by increasing areal density so as to increase disk drive capacity. As the number of data tracks per disk increases to achieve increased areal density (tracks are expected to increase from the current 5,000 per inch to 20,000 or more per inch within the next few years), recording heads must be positioned above data tracks with more precision than current disk drive technology allows. A TSA suspension incorporating a second stage actuator could provide the required degree of precision to properly position the head over a data track as track densities increase. Similarly, an increase in areal density achieved by increasing the number of data bits recorded per linear inch on each data track will require preamplification to overcome signal to noise problems that occur as bit density increases. Electrical termination pads incorporated in a TSA suspension provide a means of positioning a preamplifier closer to the recorded data to reduce the signal to noise problem. Additional variations for other TSA suspension products are also in development. The Company anticipates that its development of TSA suspensions and these related follow-on features will result in TSA products becoming a disk drive industry standard platform.

    The Company continues to invest a substantial amount of financial, management, engineering and manufacturing resources in the development of its TSA suspension assemblies. If continuing market acceptance and/or production of the Company's TSA suspension assemblies were delayed for any reason or if widespread market acceptance of the TSA product platform is not achieved, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected. Furthermore, if the Company fails to transition to cost-effective high volume production of TSA suspensions and determines that TSA suspension assemblies cannot be produced profitably in the quantities and to the specifications required by customers, the Company's business, results of operations and ability to service its indebtedness (including the Notes) could be materially adversely affected.

    OTHER PRODUCTS

    The Company manufactures a small amount of etched and stamped components used in connection with or related to suspension assemblies. The Company also is engaged in the development of product opportunities in the medical devices market. In February 1998, the Company received FDA clearance for marketing in the U.S. a monitor that measures the percentage of oxygenated blood in tissue, and the monitor is now the subject of clinical trials at several hospitals. The Company does not expect any medical-related revenue in fiscal 1998, and there can be no assurance that the Company's efforts will result in marketable products or that such products will ever generate significant revenue.

MANUFACTURING

    The Company's manufacturing strategy focuses on enhancing its ability to reliably produce suspension assemblies in high volume and with the precision required by its customers, by investing in the development of advanced process and measurement systems and the design of its automated production equipment, as well as in additional manufacturing plants and equipment. The Company also has adopted an integrated manufacturing approach that closely couples design, tooling and manufacturing. This integrated approach has facilitated the development, implementation and high-volume production of new suspension assembly products. Effective use of this integrated approach, together with the Company's equipment, has increased production yields and efficiency, and has been an important factor in reducing the Company's manufacturing costs.

    A suspension assembly consists of two or three components that are laser welded together. TSA suspension assemblies also incorporate electrical leads which provide electrical connection from the recording head to the disk drive's electronic circuitry. Alignment, adjustment and freedom from imperfections and contaminants are of critical importance. The Company's products require several manufacturing processes, each dependent on different technical disciplines, to ensure the high degree of precision and process control necessary to meet strict customer tolerance and other requirements. The Company has developed sophisticated proprietary manufacturing processes and controls, and related equipment, which are essential to the precision and reliability of its products. The manufacturing processes employed by the Company include photoetching, stamping, plasma etching, plating, precision forming, laser welding and ultra-cleaning. The photoetching of the components, the laser-welding operations which fuse the components together and subsequent processing steps are subject to stringent specifications and controls. The Company monitors and controls these processes through real-time statistical process analysis, and continuously tracks critical parameters and takes corrective action as required.

    The Company's critical raw material needs are available through multiple sources of supply, with the following exceptions. Certain types of photoresist, a liquid compound used in the photoetching process, and the stainless steel, copper and polyimide materials that meet the Company's strict specifications, are each currently available from only one supplier. To protect against the adverse effect of a short-term supply disruption, the Company maintains several weeks' supply of these materials. If for any reason the Company were unable to continue to obtain these materials in the necessary quantities and at reasonable prices, the Company's results of operations would be materially adversely affected. See "Risk Factors-- Availability of Certain Materials."

    The Company's production processes require the storage, use and disposal of a variety of chemicals which are considered hazardous under applicable federal and state laws. Accordingly, the Company is subject to a variety of regulatory requirements for the handling of such materials. If an accident were to result in significant personal injury or environmental damage, the Company's results of operations could be materially adversely affected.

RESEARCH AND DEVELOPMENT

    The Company participates in an industry that is subject to rapid technological change, and its ability to remain competitive depends on, among other things, its ability to anticipate such change and, in that regard, to continue its close working relationships with the engineering staffs of its customers. As a result, the Company has devoted and will continue to devote substantial resources to product development and process engineering efforts. As of December 28, 1997, the Company employed 986 engineers and technicians who are responsible for implementing new technologies as well as process and product development and improvements. Expenditures for these activities for the thirteen weeks ended December 28, 1997 and for fiscal 1997, 1996 and 1995 amounted to approximately $11,358,000, $48,204,000, $51,212,000 and $32,567,000,
respectively. Of those amounts, the Company classified approximately $5,161,000, $20,185,000, $27,651,000 and $15,041,000, respectively, as research and development expenses.

    The Company's current research and development efforts are principally directed to continuing the development of its TSA suspension assemblies and related follow-on features to meet ongoing technological advances in the disk drive industry, including changing head size, performance standards and electrical connectivity requirements for disk drives.

    The Company entered into a Technology Transfer and Development Agreement (the "Technology Sharing Agreement") and a non-exclusive Patent License Agreement (the "Patent License Agreement") with IBM during fiscal 1995. Under the Technology Sharing Agreement, IBM made available to the Company the results of many years of research by IBM into the new integrated lead suspension. The Company itself had devoted substantial efforts independent of IBM to the research and development of TSA suspensions, and contributed its existing TSA suspension technology to the joint effort. As of February 1, 1998, the Company had made payments totaling $5,500,000 to IBM and will make additional payments over the next four fiscal quarters totaling $2,500,000, all of which have been recorded as an expense by the Company. In addition, certain royalties have been paid and may be payable in the future by the Company to IBM under the Technology Sharing Agreement.

    The Company also is engaged in the development of product opportunities in the medical devices market, including a monitor that measures tissue oxygen saturation. This monitor recently received FDA clearance for marketing in the U.S., and is now the subject of clinical trials at several hospitals. For the thirteen weeks ended December 28, 1997 and for fiscal 1997, 1996 and 1995, research and development expenses allocated to such devices were approximately $1,008,000, $2,725,000, $1,990,000 and $1,477,000, respectively. The Company currently anticipates that research and development expenses allocated to such product opportunities in fiscal 1998 will increase to approximately $5,000,000. There can be no assurance that the Company's efforts will result in marketable products or that such products will ever generate significant revenue.

CUSTOMERS AND MARKETING

    The Company's products are sold principally through its own ten-member account management team operating primarily from its headquarters in Hutchinson, Minnesota. The Company has one account manager in Europe and, through a subsidiary, one account manager and four technical representatives in Asia. The Company's products are sold to original equipment manufacturers for use in their products and to subassemblers who sell to original equipment manufacturers. The Company's account management team is organized by individual customer and contacts are typically initiated with both the customer's purchasing agent and its engineers. The Company's engineers and account management team together actively participate in the selling process and in maintaining customer relationships.

    The Company is a supplier to nearly all domestic and many foreign-based manufacturers of hard disk drives and recording heads used in such drives. The following table shows the Company's five largest customers as a percentage of net sales.

                                                                        THIRTEEN WEEKS              FISCAL YEARS ENDED
                                                                            ENDED              ----------------------------
                                                                 ----------------------------    SEPT. 28,      SEPT. 29,
                                                                 DEC. 28, 1997  DEC. 29, 1996      1997           1996
                                                                 -------------  -------------  -------------  -------------
Seagate Technology Incorporated................................           17%            36%            33%            35%
Read-Rite Corporation..........................................           19             13             14             13
Yamaha Corporation.............................................           12             14             14             16
TDK/SAE Magnetics, Ltd.........................................           27             13             13             14
IBM............................................................           12             10             12              9


                                                                   SEPT. 24,
                                                                     1995
                                                                 -------------
Seagate Technology Incorporated................................           36%
Read-Rite Corporation..........................................           19
Yamaha Corporation.............................................           13
TDK/SAE Magnetics, Ltd.........................................            9
IBM............................................................            9

    Sales to the Company's five largest customers constituted 87% and 86% of net sales, respectively, for the thirteen weeks ended December 28, 1997 and December 29, 1996, and 86%, 87% and 86% of net sales, respectively, for fiscal 1997, 1996 and 1995. Significant portions of the Company's revenue may be indirectly attributable to large manufacturers of disk drives, such as Quantum Corporation, Toshiba Corporation and Western Digital Corporation, which may purchase recording head assemblies from several different recording head manufacturers that utilize the Company's suspension assemblies. TSA suspensions currently are in production in drive programs at IBM, Quantum, Samsung and Toshiba.

    The Company expects to continue to depend upon a limited number of customers for a substantial majority of its sales, given the relatively small number of hard disk drive and recording head manufacturers. The Company's results of operations could be adversely affected by reduced requirements of its major customers. See "Risk Factors--Customer Concentration."

    Sales to foreign-based enterprises totaled $27,996,000, $88,471,000, $63,898,000 and $46,075,000 for the thirteen weeks ended December 28, 1997 and for fiscal 1997, 1996 and 1995, respectively. Sales to foreign subsidiaries of U.S. corporations totaled $19,933,000, $83,753,000, $51,564,000 and $54,398,000
for the thirteen weeks ended December 28, 1997 and for fiscal 1997, 1996 and 1995, respectively. The majority of these sales were to the Pacific Rim region. In addition, the Company has significant sales to U.S. corporations which use the Company's products in their offshore manufacturing sites.

BACKLOG

    The Company's sales are generally made pursuant to purchase orders rather than long-term contracts. Such purchase orders may be changed or cancelled by customers on short notice without penalty. In addition, the Company believes that it is a common practice for disk drive manufacturers to place orders in excess of their needs during growth periods. Accordingly, the Company does not believe that backlog should be considered indicative of sales for any future period. See "Risk Factors--Dependence on Hard Disk Drive Industry."

COMPETITION

    The Company believes that the principal factors of competition in the suspension assembly market include time to market, product quality, design expertise, reliability of volume supply and price. The Company estimates that it produces approximately 70% of all suspension assemblies sold to disk drive manufacturers and their suppliers, including recording head manufacturers, worldwide. The Company's principal competitors are K. R. Precision Co., Magnecomp Corporation and Nippon Hatsujo Kogyo Co. Certain users of suspension assemblies also have or may develop the ability to fabricate their own suspension assemblies. In addition to competition in the conventional suspension assembly market, the electrical interconnect features of the Company's new TSA suspensions face competition from wireless interconnection technologies that are alternatives to conventional wiring, such as deposition circuitry and flexible circuitry which are also being considered for and used in drive production. Although there can be no assurance that the number of competitors will not increase in the future or that users of suspension assemblies will not develop internal capabilities to manufacture suspension assemblies, the Company believes that the number of entities that have the technical capability and capacity for producing precision suspension assemblies in large volumes will remain small.

    Other types of data storage systems, such as semiconductor (flash) memory, tape memory and laser (optical and CD) drives, may become competitive with certain hard disk drive applications, and thereby affect the demand for certain of the Company's products. However, given the current state of the technologies, flash memories are not expected to be price competitive with disk drives and optical and tape memories are inherently much slower than disk drives. Accordingly, the Company believes that such technologies will not materially impact the market for hard disk drives in the near future. See "Industry Background--Data Storage Alternatives" above.

INTELLECTUAL PROPERTIES

    Certain equipment, processes, information and knowledge generated by the Company and utilized in the manufacture of its products are regarded as proprietary by the Company and are protectable under applicable trade secret, copyright and unfair competition laws. In addition, if the Company believes it has made inventions in manufacturing equipment, products and processes for making products where patents might enhance the Company's position, patents have been and will continue to be pursued in the U.S. and in other countries. As of April 1, 1998, the Company held 42 U.S. patents and nine foreign patents, and had 72 patent applications pending in the U.S. and 31 patent applications pending in other countries. The Company believes that although the patents it holds and may obtain will be of value, they will not independently determine the Company's success, which depends in large part upon its engineering skills and proprietary manufacturing processes. There can be no assurance that any patent issued to the Company will not be challenged, invalidated, circumvented or infringed or that the rights granted thereunder will provide adequate protection to the Company's technology. Within the Company, intellectual property protection of trade secrets is achieved through physical security measures at the Company's facilities as well as through non-disclosure and non-competition agreements with all employees and confidentiality agreements with consultants, strategic suppliers and customers. There can be no assurance as to the degree of protection afforded by these practices and laws.

    In addition to the Technology Sharing Agreement and the Patent License Agreement with IBM, the Company also has entered into other licensing and cross-licensing agreements under the Company's patents and patent applications allowing certain competitors to produce certain of the Company's products in return for either royalty payments or cross-license rights.

    The Company and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patents against the Company or its customers which may relate to certain of the Company's manufacturing equipment or products or to products which include the Company's products as a component. Although the Company to date has not been a party to any material intellectual property litigation, certain of its customers have been sued on patents having claims closely related to products sold by the Company. In the event that any third party were to make a valid infringement claim and a license were not available on terms acceptable to the Company, the Company's results of operations could be adversely affected. The Company expects that, as the number of patents issued continues to increase, and as the Company grows, the volume of intellectual property claims could increase. See "Risk Factors--Intellectual Properties."

EMPLOYEES

    As of December 28, 1997, the Company had 7,324 regular employees, 3,948 of whom were working at the Company's Hutchinson, Minnesota plant, 1,586 of whom were working at the Company's Sioux Falls, South Dakota plant, 1,545 of whom were working at the Company's Eau Claire, Wisconsin plant, 233 of whom were working at the Company's Plymouth, Minnesota plant, and 12 of whom were working overseas. The Company's ability to conduct its business would be impaired if a significant number of its specialized employees were to leave and could not be replaced by comparable personnel. However, turnover of specialized employees, including key management personnel, historically has been low. The locations of the Company's plants and the broad span and complexity of technology encompassed by the Company's products and processes limit the number of qualified engineering and other candidates for key positions. The Company expects that internal training will continue to be the primary avenue for the development of key employees.

    None of the Company's employees is subject to a collective bargaining agreement, and the Company has experienced no work stoppages. The Company believes that its employee relations are good.

FACILITIES

    The Company's executive offices, primary manufacturing plants and training center are located in four buildings owned by the Company on a site of approximately 163 acres in Hutchinson, Minnesota. The largest building has floor area of approximately 480,000 square feet. The Company also leases a 20,000 square foot warehouse, 34,000 square feet of office space and a fabrication shop of approximately 12,000 square feet near the Hutchinson site. The Company is constructing a 178,000 square foot expansion to an existing 56,000 square foot equipment build center in Hutchinson.

    The Company operates a manufacturing plant in Sioux Falls, South Dakota, in connection with which it leases a building of approximately 94,000 square feet, a training center of 5,500 square feet and a warehouse of 4,800 square feet. The Company is constructing a 295,000 square foot manufacturing plant in Sioux Falls.

    The Company also operates a manufacturing plant in Eau Claire, Wisconsin, in connection with which it leases a building of approximately 156,000 square feet. The Company has completed construction of a photoetching plant owned by the Company of approximately 320,000 square feet in Eau Claire, which first produced parts that were customer-qualified in October 1997.

    The Company leases a building of approximately 100,000 square feet located in Plymouth, Minnesota for stamping operations, office space and a logistic center, and has leased approximately 45,000 square feet of space located in Eden Prairie, Minnesota for offices and a communications and computer center. The Company also leases sales offices in Singapore, the Netherlands and the People's Republic of China.

    The Company believes that its existing facilities, including the expansion under construction in Hutchinson, Minnesota and the plant under construction in Sioux Falls, South Dakota, will be adequate to meet its currently anticipated requirements.

LEGAL PROCEEDINGS

    On February 27, 1998, the Company commenced a lawsuit, in McLeod County District Court in Glencoe, Minnesota, against five former employees and their newly-formed company. Four of the five former employees were managers or supervisors and all were involved with the Company's TSA suspension program. The lawsuit alleges, among other things, breach of non-compete, confidentiality and assignment of inventions agreements. The Company seeks monetary damages in an amount to be determined at trial, and an injunction preventing unlawful conduct by the defendants. The Company has determined to pursue the lawsuit to prevent the improper use and disclosure of trade secrets and other confidential information.

    The Company is a party to certain other claims arising in the ordinary course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's current or future business or results of operations.

                                   MANAGEMENT

    The executive officers and directors of the Company are as follows:

NAME                                        AGE                          POSITION
--------------------------------------      ---      ------------------------------------------------
Jeffrey W. Green......................          57   Chairman of the Board and Director

Wayne M. Fortun.......................          49   President, Chief Executive Officer and Chief
                                                       Operating Officer and Director

John A. Ingleman......................          52   Vice President, Chief Financial Officer and
                                                       Secretary

Rebecca A. Albrecht...................          44   Vice President of Human Resources

Beatrice A. Graczyk...................          49   Vice President of Disk Drive Component
                                                       Operations

Richard C. Myers......................          57   Vice President of Administration

LeRoy E. Olson........................          61   Vice President of Disk Drive Components
                                                       Operations Development

Richard J. Penn.......................          42   Vice President of Sales and Marketing

R. Scott Schaefer.....................          44   Vice President and Chief Technical Officer

W. Thomas Brunberg(1).................          58   Director

Archibald Cox, Jr.(2).................          57   Director

James E. Donaghy(1)...................          63   Director

Harry C. Ervin, Jr.(2)................          69   Director

Steven E. Landsburg(2)................          44   Director

Richard N. Rosett(1)..................          70   Director

------------------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

    MR. GREEN is a co-founder of the Company and has served as a director since the Company's formation in 1965. Mr. Green has been Chairman of the Board since January 1983, and served as the Company's Chief Executive Officer from January 1983 to May 1996.

    MR. FORTUN was elected President and Chief Operating Officer in 1983 and Chief Executive Officer in May 1996. He has served as a director of the Company since 1983. He is also a director of G&K Services, Inc. and Excelsior-Henderson Motorcycle Manufacturing Company. Mr. Fortun has been with the Company since 1975.

    MR. INGLEMAN was elected Vice President in January 1982, Chief Financial Officer in January 1988 and Secretary in January 1992. Previously he served as the Company's Treasurer from January 1982 through January 1996. Mr. Ingleman has been with the Company since 1977.

    MS. ALBRECHT was elected Vice President in January 1995 and is now Vice President of Human Resources. Previously she had been Director of Human Resources since 1988. Ms. Albrecht has been with the Company since 1983.

    MS. GRACZYK was elected Vice President in May 1990 and is now Vice President of Disk Drive Components Operations. Previously she had been Director of Component Operations since 1988. Ms. Graczyk has been with the Company since 1970.

    MR. MYERS was elected Vice President in January 1988 and is now Vice President of Administration. In January 1995, he was elected Vice President of Administration. Mr. Myers has been with the Company since 1977.

    MR. OLSON was elected Vice President in May 1990 and is now Vice President of Disk Drive Components Operations Development. Previously he had been Director of Sioux Falls Operations since April 1988 when he joined the Company.

    MR. PENN was elected Vice President in January 1996 and is now Vice President of Sales and Marketing. Previously he had been Director of Sales and Marketing since December 1994, Senior Manager responsible for Medical Business Development from January 1994 to December 1994 and Marketing Manager since June 1990. Mr. Penn has been with the Company since 1981.

    MR. SCHAEFER was elected Vice President in May 1990 and is now Vice President and Chief Technical Officer. Previously he had been Vice President of Medical Business Development since 1990 and Director of Engineering since 1988. Mr. Schaefer has been with the Company since 1979.

    MR. BRUNBERG became a director of the Company in 1975. He is a certified public accountant and has been a shareholder in the Minneapolis accounting firm of Brunberg Thoresen Diaby & Associates, Ltd. since March 1991.

    MR. COX became a director of the Company in May 1996. Mr. Cox has been Vice Chairman and President of Magnequench International, Inc., a manufacturer of magnets and magnetic material, since October 1995. He has been Chairman of Sextant Group, Inc., a financial advisory firm, since August 1993. Mr. Cox served as President and Chief Executive Officer of The First Boston Corporation, an investment banking firm, from July 1990 to August 1993, and as a Managing Director of Tiger Management Company, an investment fund, from November 1993 to June 1994.

    MR. DONAGHY became a director of the Company in 1992. From January 1991 to September 1997, Mr. Donaghy was the Chief Executive Officer and President and a director of Sheldahl, Inc. ("Sheldahl"), a manufacturer of laminates, composite materials and flexible electronic interconnects. He has been Chief Executive Officer and a director of Sheldahl since September 1997.

    MR. ERVIN became a director of the Company in 1969. Mr. Ervin, who is now retired, was a Vice President of Dain Bosworth Incorporated, an investment banking firm, from April 1988 through June 1996.

    MR. LANDSBURG became a director of the Company in March 1997. He has been an Associate Professor of Economics at the University of Rochester since September 1991.

    MR. ROSETT became a director of the Company in 1986. He has been a Professor of Economics at the Rochester Institute of Technology ("RIT") since July 1990 and Director of Quality Cup Programs at RIT since July 1995. Mr. Rosett was Dean of the College of Business at RIT from July 1990 to July 1996. Mr. Rosett is also a director of Smith Corona Corp.

       DESCRIPTION OF CERTAIN INDEBTEDNESS AND OTHER FINANCING AGREEMENTS

    Set forth below is a summary description of the Private Placement Notes and the Company's variable rate demand note (and related letter of credit) with the City of Hutchinson, Minnesota, which constitute Senior Indebtedness for purposes of the Notes offered hereby. Also described below are certain other financing agreements that will not constitute Senior Indebtedness.

PRIVATE PLACEMENT NOTES

    In July 1996 the Company entered into separate Note Purchase Agreements with several insurance companies pursuant to which the Company issued, in July 1996, senior unsecured notes in the aggregate original principal amount of $25,000,000 and, in November 1996, a senior unsecured note in the original principal amount of $25,000,000. The notes issued in July 1996 bear interest at the fixed rate of 7.85% per annum. The principal of such notes is payable in 3 consecutive annual installments of approximately $8,333,333 each commencing in July 2001 and continuing until July 2003. The note issued in November 1996 bears interest at the fixed rate of 8.07% per annum. The principal of such note is payable in 6 consecutive annual installments of approximately $4,166,667 each commencing in November 2001 and continuing until November 2006. The notes are prepayable at any time in whole or in part at the option of the Company at par plus a make-whole premium. The Note Purchase Agreements contain certain covenants, including covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios. The fixed charge coverage covenant requires the Company to maintain, as of the end of each fiscal quarter, consolidated net income available for fixed charges (I.E., income before income taxes, interest and rental expense) of at least 150% of consolidated fixed charges (I.E., interest and rental expense) (i) if such date occurs at or before the end of the Company's 1998 fiscal year, for a period consisting of any 4 fiscal quarters (no more than three of which may be consecutive) selected by the Company from among the 7 consecutive fiscal quarters ending on such date, and (ii) if such date occurs after the end of the Company's 1998 fiscal year, for a period consisting of any 4 fiscal quarters selected by the Company from among the 6 consecutive fiscal quarters ending on such date. The leverage covenant requires the Company to maintain total debt at no more than 55% of total capitalization. The Note Purchase Agreements also contain, among other things, a covenant which requires the Company to maintain a specified level of tangible net worth, certain covenants which impose limitations on the ability of each of the Company and its subsidiaries to incur additional indebtedness, grant liens, make investments, pay dividends, enter into mergers, dispose of assets, enter into long-term leases, guaranty obligations of others or change the nature of its business, and customary events of default.

    In April 1994 the Company entered into separate Note Purchase Agreements with several insurance companies pursuant to which the Company issued senior unsecured notes in the aggregate original principal amount of $30,000,000. The notes bear interest at the fixed rate of 7.46% per annum. The principal of the notes is payable in 16 consecutive semi-annual installments of $1,875,000 each commencing in August 1996 and continuing until February 2004. The notes are prepayable at any time in whole or in part at the option of the Company at par plus a make-whole premium. The Note Purchase Agreements contain certain covenants, including covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios. The fixed charge coverage covenant requires the Company to maintain, as of the end of each fiscal quarter, consolidated net income available for fixed charges of at least 150% of consolidated fixed charges (i) for the period of 20 consecutive fiscal quarters ending on such date, and (ii) for a period consisting of any 4 fiscal quarters selected by the Company from among the 7 consecutive fiscal quarters ending on such date. The leverage covenant requires the Company to maintain total debt at no more than 50% of total capitalization. The Note Purchase Agreements also contain, among other things, covenants which require the Company to maintain a specified current ratio and a specified level of tangible net worth, covenants which impose limitations on the ability of each of the Company and its subsidiaries to incur additional indebtedness, grant liens, make investments, pay dividends, enter into mergers, dispose of assets, enter into long-term leases, engage in sale leaseback transactions, guaranty obligations of others or change the nature of its business, and customary events of default.

    In October 1988 the Company entered a Note Purchase Agreement with several insurance companies pursuant to which the Company issued its senior unsecured notes in the aggregate original principal amount of $10,000,000. The notes bear interest at the fixed rate of 10.31% per annum. The principal of the notes is payable in 7 consecutive annual installments of $1,340,000 each commencing in October 1991 and continuing until October 1997, with a final installment equal to the remaining unpaid principal amount of the notes due in October 1998. The notes are prepayable at the option of the Company at par plus a make-whole premium (i) in whole or in part on any principal or interest payment date, or
(ii) in whole at any time if the Company desires to effect a merger or sale of assets which is prohibited by the note purchase agreement and which is not consented to by the holders of the notes. The Note Purchase Agreement contains certain covenants, including covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios. The fixed charge coverage covenant requires the Company to maintain, as of the end of each fiscal quarter, average consolidated net income available for fixed charges of at least 150% of consolidated fixed charges (i) for the period of 20 consecutive fiscal quarters ending on such date, and (ii) for a period consisting of any 4 fiscal quarters selected by the Company from among the 7 consecutive fiscal quarters ending on such date. The leverage covenant requires the Company to maintain total debt at no more than 55% of total capitalization. The Note Purchase Agreement also contains, among other things, covenants which require the Company to maintain a specified current ratio and specified levels of tangible net worth and working capital, covenants which impose limitations on the ability of each of the Company and its subsidiaries to incur additional indebtedness, grant liens, make investments, pay dividends, enter into mergers, dispose of assets, enter into long-term leases, engage in sale leaseback transactions, guaranty obligations of others or change the nature of its business, and customary events of default.

    In March 1996 the Company entered into an agreement with the Wisconsin Department of Development pursuant to which the department made a loan to the Company in the amount of $1,000,000. The loan is secured by certain equipment of the Company and is evidenced by two promissory notes, each in the original principal amount of $500,000. The notes bear interest at the fixed rate of 4% per annum (subject to increase by up to an additional 4% per annum in the event the Company fails to comply with certain job creation and maintenance criteria). The principal of the first such note is payable in 10 consecutive equal annual installments commencing in March 1997 and continuing until March 2006. The principal of the second such note is subject to reduction without payment in the event the Company satisfies certain job creation and maintenance criteria, and any portion of such principal which is not so reduced is payable in 6 consecutive equal annual installments commencing in March 2001 and continuing until March 2006. The agreement with the Wisconsin Department of Development contains customary covenants and events of default.

VARIABLE RATE DEMAND NOTE

    In April 1993 the Company entered into an industrial development revenue bond financing, the proceeds of which were used to refund existing bonds. In connection with that financing, new tax-exempt bonds were issued by the City of Hutchinson, Minnesota (the "City") in the original principal amount of $2,000,000, and the proceeds of those bonds were loaned by the City to the Company to effect the refunding pursuant to a Loan Agreement between the City and the Company. The bonds are secured by a letter of credit which has been issued by The First National Bank of Chicago (the "Bank") and which expires in March 1999. The bonds, and the note evidencing the loan to the Company, currently bear interest at a variable rate per annum, adjusted weekly, equal to the lesser of (i) the interest rate necessary to enable the remarketing agent to remarket the bonds at par, as determined by the remarketing agent, (ii) 18%,
(iii) the maximum rate specified in the letter of credit (currently 10%) or (iv) the maximum rate permitted by law. The principal of the bonds and the note is payable in 4 consecutive annual installments of $100,000 each commencing in June 1993 and continuing until June 1996, and 8 consecutive annual installments of $200,000 each commencing in June 1997 and continuing until June 2004. In addition, while the bonds are subject to a variable rate of interest, the bondholders may tender the bonds for purchase at par on 7 days' notice, and upon any such tender the Company is obligated to pay under the note an amount sufficient to pay the purchase price of the tendered bonds. As long as the bonds are subject to a variable rate of interest, the bonds and the note may be prepaid at any time in whole or in part at the option of the Company at par. The bonds and the note are also subject to mandatory prepayment in certain events, including, upon the expiration of the letter of credit, if the Company fails to either extend the same or provide a substitute letter of credit. The Trust Indenture governing the bonds and the Loan Agreement between the Company and the City contain covenants and events of default customary for this type of transaction. The letter of credit has been issued under the Old Credit Facility (as defined below). Under the terms of the Old Credit Facility, the Company is required to pay a fee on any undrawn portion of the letter of credit from time to time outstanding equal to the greater of (i) $1,500 for each year or any part thereof, or (ii) a rate per annum determined by reference to LIBOR plus 2%. The Old Credit Facility contains certain covenants, including a leverage covenant requiring the Company to maintain, as of the last day of each fiscal quarter from and after the issuance of the Notes, total debt at no more than 50% of total capitalization. The Old Credit Facility also contains, among other things, covenants which require the Company to maintain specified levels of net worth and earnings before interest, taxes, depreciation and amortization, covenants which impose limitations on the ability of each of the Company and its subsidiaries to incur additional indebtedness, grant liens, make investments and acquisitions, pay dividends, enter into mergers, dispose of assets, sell receivables, engage in sale leaseback transactions, make or commit to make capital expenditures, guaranty obligations of others or change the nature of its business, and customary events of default.

OLD CREDIT FACILITY

    The Company has amended its existing credit facility with the Bank (the "Old Credit Facility") solely to permit the letter of credit described above under "--Variable Rate Demand Note" to remain outstanding. Under the terms of this amendment, however, the Company is not permitted to incur any additional borrowings under the Old Credit Facility, and is required to continue to comply with the restrictive covenants described above under "--Variable Rate Demand Note" as long as the letter of credit remains outstanding.

    In March 1998 the Company entered into a commitment for a proposed new credit facility with the Bank to permit unsecured borrowings of up to $25,000,000. The Company paid a $1,000,000 arrangement fee in connection with this commitment. The Company determined not to close this proposed new credit facility and has no further obligations under the terms of such commitment.

    The Company currently has no other commitments for, and is uncertain whether it will have access to, additional capital or borrowing arrangements on terms economically favorable to the Company, if at all. See "Risk
Factors--Fluctuations in Operating Results; Liquidity Needs" and "--Capital Needs."

GE MASTER LEASE AGREEMENT

    In December 1996 the Company entered into a Master Lease Agreement with GE, as lessor. The Master Lease Agreement provided for the leasing by the Company of certain assembly and etching equipment in fiscal 1997 with an aggregate capitalized lessor's cost of up to $25,000,000, $15,400,000 of which was funded. In June 1997 the Master Lease Agreement was amended to provide for the leasing by the Company of additional assembly and etching equipment in fiscal 1998 with an aggregate capitalized lessor's cost of up to $30,000,000. Commitments by the lessor for the acquisition and leasing of additional equipment in each fiscal year after fiscal 1998 are subject to the approval of the lessor and the payment by the Company of a fee equal to .25% of the amount of the lessor's commitment with respect to such fiscal year. Under the Master Lease Agreement, the lessor has been granted the exclusive right to provide all lease financing requirements of the Company with respect to assembly and/or etching equipment for a period of three years after the date of the agreement (provided that the Company may arrange for a third party to provide such lease financing requirements if the lessor at any time fails to provide a commitment for the full amount requested by the Company). The lessor may require the prepayment and cancellation of the Master Lease Agreement in the event of certain changes in control of the Company. The Master

Lease Agreement contains, among other things, covenants which require the Company to maintain specified fixed charge coverage, interest coverage and leverage ratios, and customary events of default (including events of default if the Company enters into certain mergers or conveyances of substantially all of its assets). The fixed charge coverage covenant requires the Company to maintain, as of the end of each fiscal quarter, a ratio of (i) earnings before interest, taxes, depreciation, amortization and rentals for the most recently ended 12-month period, to (ii) the sum of interest and rentals for the most recently ended 12-month period plus current maturities of long-term debt as of such fiscal quarter end, of not less than an amount which varies by quarter and ranges from .64:1 to 3.99:1. The interest coverage covenant requires the Company to maintain, as of the end of each fiscal quarter, a ratio of (i) earnings before interest, taxes, depreciation and amortization for the most recently ended 12-month period, to (ii) interest for the most recently ended 12-month period, of not less than an amount which varies by quarter and ranges from 1.28:1 to 11.90:1. The leverage covenant requires the Company to maintain, as of the end of each fiscal quarter, total debt at no more than 50% of total capitalization.

WISCONSIN SALE-LEASEBACK TRANSACTION

    In May 1996 the Company entered into a transaction with respect to its Eau Claire, Wisconsin facility. As part of that transaction, the Company transferred the facility to Meridian Eau Claire LLC, which concurrently leased the facility back to the Company. In order to finance the purchase price of the facility, the lessor borrowed $15,300,000 from an insurance company, which was secured by a mortgage of the facility and an assignment of the lessor's interests under the lease. Also as part of the transaction, the Company entered into a Subordination, Non-Disturbance and Attornment Agreement with the lessor and the insurance company. The term of the lease of the facility commences on the date of the lease and ends 15 years thereafter, provided that the lease may be renewed by the Company for 4 additional periods of 5 years each. The Company is obligated to pay under the lease basic rent in the amount of $144,582 per month and, as additional rent, all property taxes, insurance premiums, utility charges, maintenance expenses and other costs, expenses and obligations relating to the leased premises. Pursuant to the lease, the Company has been granted a right of first refusal in the event of a proposed sale or other transfer by the lessor of the leased premises. The lease contains customary events of default, including cross defaults to the covenants contained in the Subordination, Non-Disturbance and Attornment Agreement. The Subordination, Non-Disturbance and Attornment Agreement contains certain covenants, including covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios. The fixed charge coverage covenant requires the Company to maintain, as of the end of each fiscal quarter, consolidated net income available for fixed charges of at least 150% of consolidated fixed charges (i) for the period of 20 consecutive fiscal quarters ending on such date, and (ii) for a period consisting of any 4 fiscal quarters selected by the Company from among the 7 consecutive fiscal quarters ending on such date. The leverage covenant requires the Company to maintain total debt at no more than 50% of total capitalization. The Subordination, Non-Disturbance and Attornment Agreement also contains, among other things, covenants which require the Company to maintain a specified level of tangible net worth and covenants which impose limitations on the ability of each of the Company and its subsidiaries to enter into mergers, dispose of assets or engage in sale leaseback transactions. Pursuant to the Subordination, Non-Disturbance and Attornment Agreement, the Company has the right to purchase the note evidencing the insurance company's loan at any time at par plus the make-whole premium provided for in the note.

                              DESCRIPTION OF NOTES

    The Notes were issued under an indenture dated as of March 18, 1998 (the "Indenture") between the Company and U.S. Bank National Association, as trustee (the "Trustee"), a copy of which has been filed with the Commission as an exhibit to the Shelf Registration Statement of which this prospectus forms a part. The following summaries of certain provisions of the Indenture and the Shelf Registration Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture and the Shelf Registration Agreement, including the definition therein of certain terms used below. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Copies of the Indenture and the Shelf Registration Agreement are available from the Company upon request. References in this section to the "Company" are solely to Hutchinson Technology Incorporated and not to its subsidiaries.

GENERAL

    The Notes are general, unsecured subordinated obligations of the Company, limited in aggregate principal amount to $150,000,000, and will mature on March 15, 2005 (the "Stated Maturity"). The Notes bear interest at the rate of 6% per annum from the date of initial issuance of Notes pursuant to the Indenture, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year, commencing September 15, 1998, to the Person in whose name such Notes (or any predecessor Notes) are registered (individually, a "Holder" and collectively, the "Holders") at the close of business on the preceding March 1 or September 1, as the case may be (whether or not a business day). Interest on the Notes is paid on the basis of a 360-day year consisting of twelve 30-day months.

    The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available same day funds to the accounts specified by the Holder of interests in such Global Note. With respect to Definitive Notes, the Company will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available same day funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. See "Same Day Settlement and Payment" below.

    The Notes have been issued in registered form, without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including the fees and expenses of the Trustee) payable in connection therewith. The Company is not required (i) to issue or register the transfer of or exchange of any Notes during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the day of such mailing, (ii) to register the transfer of or exchange of any Notes selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part or (iii) to register the transfer of or exchange of any Notes surrendered for conversion or repurchase (and not withdrawn) upon the occurrence of a Repurchase Event.

    All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of, and premium and interest on, and liquidated damages, if any, with respect to, any Notes which remain unclaimed for two years after such principal, premium, interest or liquidated damages, if any, becomes due and payable may be repaid to the Company. Thereafter, the Holder of such Notes may, as an unsecured general creditor, look only to the Company for payment thereof.

    The Indenture does not contain any provisions that would provide protection to Holders of the Notes against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring, except as described below under "Certain Rights to Require

Repurchase of Notes" below. There can be no assurance that the Company will have the financial resources necessary to repurchase the Notes upon a Repurchase Event. See "Risk Factors--Fluctuations in Operating Results; Liquidity Needs" and "--Limitations on Repurchase Upon Repurchase Event."

CONVERSION RIGHTS

    The Notes are convertible into Common Stock prior to their Stated Maturity, unless previously redeemed or repurchased, initially at the conversion price of $28.35 per share (which is initially equivalent to a conversion rate of 35.273 shares per $1,000 of Notes). The right to convert Notes which have been called for redemption will terminate at the close of business on the business day immediately preceding the Redemption Date, unless the Company subsequently defaults on payment of the Redemption Price. See "Optional Redemption" below. A Note for which a Holder has delivered a Repurchase Event purchase notice exercising the option of such Holder to require the Company to repurchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Company prior to the close of business on the business day immediately preceding the Repurchase Date, unless the Company subsequently defaults on the payment of the Repurchase Price. See "Certain Rights to Require Repurchase of Notes" below.

    The conversion price is subject to adjustment, without duplication, upon the occurrence of any one or more of the following events: (i) the subdivision, combination or reclassification of outstanding shares of Common Stock; (ii) the payment of a dividend or distribution on Common Stock in shares of Common Stock or the payment of a dividend or distribution on any other class of capital stock of the Company in shares of Common Stock; (iii) the issuance of rights or warrants to all holders of Common Stock entitling them to acquire shares of Common Stock (or securities convertible into Common Stock) at a price per share less than the Current Market Price; (iv) the distribution to holders of Common Stock of shares of capital stock (other than Common Stock), evidences of indebtedness or assets (including securities and dividends or distributions paid in part in cash, but excluding dividends or distributions paid exclusively in cash and dividends, distributions, rights and warrants referred to above); (v) the distribution to all or substantially all holders of Common Stock of rights or warrants to subscribe for its securities (other than those referred to in (iii) above); (vi) a distribution consisting exclusively of cash to all holders of Common Stock in an aggregate amount that, together with (A) all other cash distributions (excluding any cash distributions referred to in (iv) above) made within the 12 months preceding the date fixed for determining the shareholders entitled to such distribution and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated within the 12 months preceding such date of determination, exceeds 10% of the Company's market capitalization (being the product of the Current Market Price times the number of shares of Common Stock then outstanding) on such date of determination entitled to such distribution; (vii) the consummation of a tender offer made by the Company or any subsidiary of the Company for all or any portion of the Common Stock which involves an aggregate consideration that, together with (X) any cash and other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated within the 12 months preceding the consummation of such tender offer and (Y) the aggregate amount of all cash distributions (excluding any cash distributions referred to in (iv) above) to all holders of the Common Stock within the 12 months preceding the consummation of such tender offer, exceeds 10% of the product of the Current Market Price immediately prior to the date of consummation of such tender offer times the number of shares of Common Stock outstanding at the date of consummation of such tender offer; (viii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer; and (ix) the issuance of Common Stock or securities convertible into, or exchangeable for, Common Stock at a price per share (or having a conversion or exchange price per share) that is less than the then Current Market Price of the Common Stock (but excluding, among other things, issuances: (a) pursuant to any bona fide plan for the benefit of employees, directors or consultants of the Company now or hereafter in effect; (b) to acquire all or any portion of a business in an arm's-length transaction between the Company and an unaffiliated third party including, if applicable, issuances upon exercise of options or warrants assumed in connection with such an acquisition; (c) in a bona fide public offering pursuant to a firm commitment underwriting or sales at the market pursuant to a continuous offering stock program; (d) pursuant to the exercise of warrants, rights (including, without limitation, earnout rights) or options, or upon the conversion of convertible securities, which are issued and outstanding on the date hereof, or which may be issued in the future at a fair value and with an exercise price or conversion price at least equal to the Current Market Price of the Common Stock at the time of issuance of such warrant, right, option or convertible security; and (e) pursuant to a dividend reinvestment plan or other plan hereafter adopted for the reinvestment of dividends or interest provided that such Common Stock is issued at a price at least equal to 95% of the Current Market Price of the Common Stock at the time of such issuance). The adjustment referred to in clause
(viii) of the preceding sentence will only be made if the tender offer or exchange is for an amount which increases the offeror's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (viii) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets. No adjustment of the conversion price is required to be made until cumulative adjustments amount to at least one percent of the conversion price, as last adjusted. Any adjustment that would not otherwise be sufficient to require a change to be made pursuant to the immediately preceding sentence shall be carried forward and taken into account in any subsequent adjustment.

    The Indenture provides that if the Company implements a shareholders' rights plan, such rights plan must provide that upon conversion of the Notes the Holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

    In addition to the foregoing adjustments, the Company is permitted to reduce the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event. See "Certain United States Federal Income Tax Consequences."

    In the case of any consolidation or merger of the Company with any other Person (other than one in which no change is made in the Common Stock), or any sale or transfer of all or substantially all of the assets of the Company, the Holder of any Note then outstanding will, with certain exceptions, have the right thereafter to convert such Note only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a Holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger, sale or transfer, and adjustments will be provided for events subsequent thereto that are as nearly equivalent as practical to the conversion price adjustments described above.

    In the case of any Note that has been converted into Common Stock after any Regular Record Date, but on or before the next Interest Payment Date, interest, the stated due date of which is on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note who is a Holder on such Regular Record Date. Any Note converted after any Regular Record Date but on or before the next Interest Payment Date (other than Notes called for redemption) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. Except as described in the two preceding sentences, no interest will be payable by the Company on converted

Notes with respect to any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends will be made upon conversion. Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the Closing Price at the close of business on the day of conversion (or, if such day is not a Trading Day, on the Trading Day immediately preceding such day).

SUBORDINATION

    The payment of the principal of, premium, if any, interest on, and liquidated damages, if any, with respect to, the Notes is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full in cash of all Senior Indebtedness. If there is a payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full in cash of all obligations in respect of such Senior Indebtedness before the Holders of the Notes will be entitled to receive any payment in respect of the principal of, premium, if any, interest on, or liquidated damages, if any, with respect to the Notes (other than in Junior Securities).

    In the event of the acceleration of the maturity of the Notes, the holders of all Senior Indebtedness will first be entitled to receive payment in full in cash of all obligations due thereon before the Holders of the Notes will be entitled to receive any payment for the principal of, premium, if any, interest on, or liquidated damages, if any, with respect to the Notes (other than in Junior Securities). The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

    The Company also may not make any payment (whether by redemption, purchase, retirement, defeasance or otherwise) to the Holders upon or in respect of the Notes (other than in Junior Securities) if (i) a default in the payment of the principal of, or premium, if any, or interest on any Designated Senior Indebtedness (a "Payment Default") occurs and is continuing beyond any applicable grace period or (ii) any other default occurs and is continuing with respect to any Designated Senior Indebtedness that permits holders of Designated Senior Indebtedness as to which that default relates to accelerate its maturity (a "Nonpayment Default" ) and the Trustee receives notice of such default (a "Payment Blockage Notice") from (a) if such Nonpayment Default shall have occurred under any Credit Facility, the representative of the Credit Facility,
(b) if such Nonpayment Default shall have occurred under the Private Placement Notes, the holders thereof or their designated agents or (c) if such Nonpayment Default shall have occurred with respect to any other issue of Designated Senior Indebtedness, the holders, or a representative of the holders, of at least 20% of such Designated Senior Indebtedness. The payments on or in respect of the Notes shall be resumed (i) in the case of a Payment Default respecting Designated Senior Indebtedness, on the date on which that default is cured or waived or ceases to exist and (ii) in the case of a Nonpayment Default respecting Designated Senior Indebtedness, the earliest of (a) the date on which that Nonpayment Default is cured or waived or ceases to exist, (b) the date the applicable Payment Blockage Notice is retracted by written notice to the Trustee from a representative of the holders of the Designated Senior Indebtedness which have given that Payment Blockage Notice and (c) 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee, unless any Payment Default has occurred and is continuing or an Event of Default of the type referred to in clause (g) of the first sentence under "Events of Default" below has occurred with respect to the Company. No new period of payment blockage may be commenced unless and until (i) 365 days shall have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, interest on, and liquidated damages, if any, with respect to, the Notes that have come due have been paid in full in cash. No Nonpayment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis of a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

    The Indenture governing the Notes does not limit or prohibit the incurrence of additional indebtedness, including Senior Indebtedness, by the Company or its subsidiaries. In addition, the Notes are effectively subordinated to all current and future liabilities of the Company's subsidiaries. At February 22, 1998, the Company had approximately $75 million of Senior Indebtedness outstanding. The indebtedness outstanding under the Private Placement Notes and the Company's variable rate demand note (and related letter of credit) with the City of Hutchinson constitute Senior Indebtedness.

    By reason of the subordination provisions described above, in the event of the Company's liquidation or insolvency, holders of Senior Indebtedness may receive more, ratably, and Holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrences of any Event of Default under the Indenture.

    The Notes are obligations exclusively of the Company. Because certain operations of the Company are conducted through its subsidiaries, the cash flow and consequent ability to service debt of the Company, including the Notes, may depend, in part, upon the earnings of its subsidiaries and their ability to distribute cash to the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory and contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    In the event that, notwithstanding the foregoing, the Trustee or any Holder receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness, and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

OPTIONAL REDEMPTION

    The Notes are redeemable, at the Company's option, in whole or from time to time in part, at any time on or after March 20, 2001, upon a date (a "Redemption Date") not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at its address appearing in the Security Register and prior to the Stated Maturity at the following prices ("Redemption Prices") (expressed as percentages of the principal amount) plus accrued and unpaid interest and liquidated damages, if any, to the Redemption Date (subject to the right of Holders on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

    If redeemed during the 12-month period beginning March 15 (beginning March 20 in the case of the first such period), the Redemption Price shall be:

                                                                                 REDEMPTION
YEAR                                                                               PRICE
-----                                                                         ----------------
2001........................................................................         103.43%
2002........................................................................         102.57
2003........................................................................         101.71
2004........................................................................         100.86
2005........................................................................         100.00

in each case together with accrued and unpaid interest and liquidated damages, if any, to but excluding the Redemption Date.

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange or national market system, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 principal amount or less shall be redeemed in part. Notice of any redemption will be sent, by first-class mail, at least 20 days and not more than 60 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portion thereof called for redemption, unless the Company defaults in its obligations with respect thereto. The Notes do not have the benefit of any sinking fund.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture provides that the Company will not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company will not permit any Person to consolidate with or merge into the Company unless: (a) the Person formed by such consolidation or into which the Company is merged or the Person which acquires the properties and assets of the Company substantially as an entirety is a corporation, partnership, trust, or limited liability company organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and expressly assumes payment of the principal of, premium, if any, interest on, and liquidated damages, if any, with respect to, the Notes and performance and observance of each obligation of the Company under the Indenture; (b) after consummating such consolidation, merger, transfer or lease, no Default or Event of Default will occur and be continuing;
(c) such consolidation, merger, conveyance, transfer or lease does not adversely affect the validity or enforceability of the Notes; and (d) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the Indenture.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF NOTES

    In the event of any Repurchase Event occurring on or prior to the Stated Maturity, each Holder of Notes will have the right, at the Holder's option, to require the Company to repurchase all or any part of the Holder's Notes on the date (the "Repurchase Date") that is 30 days after the date the Company gives notice of the Repurchase Event as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to but excluding the Repurchase

Date. On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money in same day funds sufficient to pay the Repurchase Price of the Notes which are to be repaid on or promptly following the Repurchase Date.

    Failure by the Company to provide timely notice of a Repurchase Event, as provided for below, or to repurchase the Notes when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

    On or before the 15th day after the occurrence of a Repurchase Event, the Company is obligated to mail to all Holders of Notes a notice of the occurrence of such Repurchase Event and identifying the Repurchase Event, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Notes (which shall equal 100% of the principal amount thereof, together with accrued and unpaid interest and liquidated damages, if any, to but excluding the Repurchase Date) and the procedures which the Holder must follow to exercise this right. To exercise the repurchase right, the Holder of a Note must deliver, prior to the close of business on the third business day preceding the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) of the Holder's exercise of such right, together with the certificates evidencing the Notes with respect to which the right is being exercised, duly endorsed for transfer.

    There can be no assurance that the Company will have the financial resources necessary to repurchase the Notes upon a Repurchase Event. See "Risk Factors--Fluctuations in Operating Results; Liquidity Needs" and "--Limitations on Repurchase Upon Repurchase Event." The Company's future Senior Indebtedness may provide that a change in control of the Company would constitute an event of default thereunder, the occurrence of which would cause any repurchase of the Notes, absent a waiver, to be blocked by the subordination provisions of the Notes. In addition, even if such event of default did not occur or was waived, the right to require the Company to repurchase Notes as a result of the occurrence of a Repurchase Event could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See "Subordination" above. The Company's ability to pay cash to the Holders of Notes upon a Repurchase Event may be limited by certain financial covenants contained in the Company's Senior Indebtedness. Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions thereof.

    In the event a Repurchase Event occurs and the Holders exercise their rights to require the Company to repurchase Notes, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

    The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders. In addition, the foregoing provisions may discourage open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a shareholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

REPORTS

    The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Trustee (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" and, with respect to the annual financial statements only, an audit report thereon by the Company's independent public accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing).

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture with respect to the
Notes: (a) default in the payment of the principal of, or the premium, if any, on any Note when due (even if such payment is prohibited by the subordination provisions of the Indenture); (b) default in the payment of any interest on, or liquidated damages, if any, with respect to, any Note when due, which default continues for 30 days (even if such payment is prohibited by the subordination provisions of the Indenture); (c) failure to provide timely notice of a Repurchase Event as required by the Indenture; (d) default in the payment of the Repurchase Price in respect of any Note on the Repurchase Date therefor (even if such payment is prohibited by the subordination provisions of the Indenture);
(e) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture which continues for 60 days after written notice as provided in the Indenture; (f) default under one or more bonds, notes or other evidences of indebtedness for money borrowed by the Company or any subsidiary of the Company or under one or more mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any subsidiary of the Company, whether such indebtedness now exists or shall hereafter be created, which default individually or in the aggregate shall constitute a failure to pay the principal of indebtedness in excess of $5.0 million when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in indebtedness in excess of $5.0 million becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled; and (g) certain events in bankruptcy, insolvency or reorganization of the Company or any subsidiary of the Company.

    If an Event of Default with respect to the Notes (other than as specified in clause (g) in the immediately preceding paragraph with respect to the Company) shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of, and premium, if any, on all such Notes to be due and payable immediately, but if the Company cures all Events of Default and has paid or deposited with the Trustee a sum sufficient to pay all principal of, premium, if any, interest on, and liquidated damages, if any, with respect to, Notes then due and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the Holders of a majority in principal amount of outstanding Notes. If an Event of Default shall occur as a result of an event of bankruptcy, insolvency or reorganization of the Company, the principal of, premium, if any, and any accrued and unpaid interest on, and liquidated damages, if any, with respect to, the Notes shall automatically become due and payable. The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. The Indenture provides that the Trustee may withhold notice to the Holders of the Notes of any continuing default (except in the payment of the principal of, premium, if any, interest on, or liquidated damages, if any, with respect to, any Notes) if the Trustee considers it in the interest of Holders of the Notes to do so.

MODIFICATION, AMENDMENTS AND WAIVERS

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of outstanding Notes; provided, however, that no such modification or amendment may without consent of the Holder of each outstanding Note affected thereby (i) change the Stated Maturity of the principal of, or any installment of interest on, or liquidated damages, if any, with respect to, any Note; (ii) reduce the principal amount of, or the premium or interest on, or liquidated damages, if any, with respect to, any Note; (iii) change the place of payment where, or currency in which, any Note or any premium or interest or liquidated damages, if any, thereon is payable; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note; (v) adversely affect the right to convert the Notes; (vi) adversely affect the right to cause the Company to repurchase the Notes; (vii) modify the subordination provisions in a manner adverse to the Holders of the Notes; or
(viii) reduce the above stated percentage of aggregate principal amount of outstanding Notes necessary for waiver or compliance with certain provisions of the Indenture or for waiver of certain defaults.

    The Indenture may also be modified or amended without the consent of the
Holders: (i) to cause the Indenture to be qualified under the Trust Indenture Act of 1939, as amended; (ii) to evidence the succession of another Person to the Company as otherwise permitted by the Indenture; (iii) to add to the covenants of the Company for the benefit of the Holders of the Notes or to surrender any power conferred upon the Company; (iv) to add any Events of Default; (v) to permit or facilitate the issuance of securities in uncertificated form; (vi) to secure the Notes; (vii) to provide for successor trustees; or (viii) to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the Indenture; provided such action shall not adversely affect the interest of Holders of Notes in any material respect and the Trustee may rely upon the opinion of counsel to that effect.

    The Holders of a majority in aggregate principal amount of outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of outstanding Notes may waive any past default or right under the Indenture, except (i) a default in payment of principal, premium or interest or liquidated damages, if any, (ii) the right of a Holder to redeem or convert the Note, or
(iii) with respect to any covenant or provision of the Indenture that requires the consent of the Holder of each outstanding Note affected.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    A "CHANGE IN CONTROL" shall occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power of all classes of Capital Stock entitled to vote generally in the election of directors of the continuing or surviving Person immediately after such consolidation or merger in substantially the same relative proportion as their ownership of Common Stock immediately before such transaction; (iii) any person, or any persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, shall beneficially own (as defined in Rule 13d-3 under the Exchange
Act) at least 50% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company; (iv) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66-2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (v) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution.

    "CREDIT FACILITY" means, with respect to the Company, any credit facility, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "DESIGNATED SENIOR INDEBTEDNESS" means principal, interest, premiums, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing (i) indebtedness outstanding under the Old Credit Facility, the Private Placement Notes and the Company's variable rate demand note (and related letter of credit) with the City of Hutchinson, and (ii) any other indebtedness (a) under any debt facility with banks or other lenders which provides for revolving credit loans, term loans, receivables financing (including through the sale of receivables) or letters of credit to the Company or any of its subsidiaries and (b) any other Senior Indebtedness the principal amount of which is $5 million or more and, in each case, that has been designated by the Company as "Designated Senior Indebtedness."

    "DISQUALIFIED CAPITAL STOCK" means, with respect to the Company, Capital Stock of the Company that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by the Company, in whole or in part, on or prior to the Stated Maturity of the Notes, provided that only the portion of such Capital Stock which is so convertible, exercisable, exchangeable or redeemable or subject to repurchase prior to such Stated Maturity shall be deemed to be Disqualified Capital Stock.

    "JUNIOR SECURITIES" means any Qualified Capital Stock and any indebtedness of the Company that is fully subordinated in right of payment to Senior Indebtedness to the same extent as the Notes and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Notes.

    "PERSON" or "PERSON" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "PRIVATE PLACEMENT NOTES" means (i) the 7.46% Senior Notes due 2004 in the original aggregate principal amount of $30,000,000 issued and sold pursuant to the three separate note purchase agreements, each dated as of April 20, 1994, between the Company and Teachers Insurance and Annuity Association of America, Central Life Assurance Company and Modern Woodmen of America, respectively, (ii) the 7.85% Senior Notes due 2003 in the original aggregate principal amount of $25,000,000 and the 8.07% Senior Note due 2006 in the original aggregate principal amount of $25,000,000 issued and sold pursuant to the three separate note purchase agreements, each dated as of July 26, 1996, between the Company and Metropolitan Life Insurance Company, Metropolitan Insurance and Annuity Company and Teachers Insurance and Annuity Association of America, respectively,
(iii) the 10.31% Senior Notes due 1998 in the original aggregate principal amount of $10,000,000 issued and sold pursuant to a note purchase agreement dated October 28, 1988, between the Company and Northwestern National Life Insurance Company, Northern Life Insurance Company, The North Atlantic Life Insurance Company of America and American Investors Life Insurance Company, and
(iv) the Promissory Notes due 2006 in the original aggregate principal amount of up to $1,000,000 issued pursuant to an agreement dated March 21, 1996 between the Company and the Wisconsin Department of Development.

    "QUALIFIED CAPITAL STOCK" means any Capital Stock of the Company that is not Disqualified Capital Stock.

    "REGULATION S" means Regulation S under the Securities Act.

    A "REPURCHASE EVENT" shall have occurred upon the occurrence of a Change in Control (as defined above) or a Termination of Trading (as defined below).

    "RULE 144A" means Rule 144A under the Securities Act.

    "SENIOR INDEBTEDNESS" is defined in the Indenture as: (a) all indebtedness, liabilities and obligations of the Company for money borrowed under the Company's credit facilities (including, without limitation, the principal, premium (if any), unpaid fees and interest in connection therewith and reimbursement obligations under letters of credit issued pursuant to such credit facilities) and any predecessor or successor credit facilities thereto, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; (b) all present and future obligations under any agreement, device or arrangement providing for payments which are related to fluctuations of interest rates, exchange rates or forward rates, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate swap or collar protection agreements, forward rate currency or interest rate options, puts and warrants or similar agreements, devices or arrangements of the Company ("Hedging Agreements"), including all obligations of the Company, whether absolute or contingent under any and all cancellations, buy backs, reversals, terminations or assignments of any Hedging Agreement; (c) indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, except any such other indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (i) is junior in right of payment to the Notes or (ii) ranks PARI PASSU in right of payment with the Notes; and
(d) any amendments, renewals, extensions, modifications, refinancings and refundings of any of the foregoing. The term "indebtedness for money borrowed" when used with respect to the Company is defined to mean (i) any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money (including, without limitation, fees, penalties and other obligations in respect thereof), whether or not evidenced by bonds, notes or other written instruments,
(ii) any deferred payment obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument; (iii) repurchase obligations or liabilities of the Company with respect to accounts or notes receivable sold by the Company or otherwise financed by the Company in a securitization or structured receivables financing transaction; (iv) reimbursement obligations of the Company in respect of letters of credit relating to indebtedness or other obligations of the Company that qualify as indebtedness or obligations of the kind referred to in clauses (i) through (iii) above; and (v) any obligation of, or any such obligation guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles, in each such case whether such indebtedness or obligations arise or accrue before or after the commencement of any bankruptcy, insolvency or receivership proceedings and whether they arise directly between the Company and any holder of such indebtedness or obligation, or are acquired outright, conditionally or as collateral security from another by any such holder, including, without limitation, interest and fees accruing pre-petition or post-petition at the rate or rates prescribed in the applicable credit agreements, notes or agreement evidencing such Senior Indebtedness and costs, expenses and attorneys' and paralegals' fees, whenever incurred (and whether or not such claims, interest, costs, expenses or fees are allowed or allowable in any such proceeding).

    "STATED MATURITY," when used with respect to the Notes, means March 15, 2005.

    A "TERMINATION OF TRADING" shall occur if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

SATISFACTION AND DISCHARGE

    The Company may discharge its obligations under the Indenture, other than its obligation to pay the principal of, premium and interest on, and liquidated damages with respect to the Notes and certain other obligations (including its obligation to deliver shares of Common Stock upon conversion of the Notes), while Notes remain outstanding if (a) all outstanding Notes have become due and payable or will become due and payable at their Stated Maturity within one year, or (b) all outstanding Notes are scheduled for redemption within one year or are delivered to the Trustee for conversion in accordance with the Indenture, and in either case the Company has irrevocably deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their Stated Maturity or the scheduled date of redemption.

FORM, DENOMINATION AND REGISTRATION

    The Notes have been issued in fully registered form, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof.

    GLOBAL NOTES; BOOK-ENTRY FORM. Notes held by QIBs are evidenced by a global note (the "144A Global Note") which has been deposited with, or on behalf of, DTC, New York, New York and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Notes sold to persons in offshore transactions (each, a "Non-U.S. Person") in compliance with Regulation S will be evidenced initially by a global note (the "Regulation S Global Note") which will be deposited with, or on behalf of, DTC and registered in the name of Cede as DTC's nominee for the accounts held through the Euroclear System ("Euroclear") operated by Morgan Guaranty Trust Company of New York, Brussels office or Cedel, S.A. ("Cedel"). Notes held by Institutional Accredited Investors (that have agreed in writing to comply with the transfer restrictions and other conditions set forth in the Purchase Agreement described herein) are evidenced by a global note (the "Institutional Accredited Investor Global Note"), which has been deposited with, or on behalf of, DTC and registered in the name of Cede as DTC's nominee.

    The 144A Global Note, the Regulation S Global Note and the Institutional Accredited Investor Global Note are hereinafter collectively referred to as the Global Notes. Except as set forth above, the record ownership of the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    Beneficial interests in the Notes represented by the 144A Global Note may be transferred (i) to another QIB, (ii) to a Non-U.S. Person who takes delivery in the form of a beneficial interest in the Notes represented by the Regulation S Global Note, only upon receipt by the Trustee from the transferor of a written certificate to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S (a "Regulation S Transfer Certificate"), or
(iii) to a person who takes delivery in the form of a beneficial interest in the Note represented by the Institutional Accredited Investor Global Note only upon receipt by the Trustee from the transferee of a written certificate to the effect that such transfer is being made to a person who the transferor reasonably believes is purchasing for its own account or accounts as to which it exercises sole investment discretion and that such person and each such account is an Institutional Accredited Investor, in each case in a transaction meeting the requirements of Regulation D and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction (an "Institutional Accredited Investor Transfer Certificate"). Beneficial interests in the Notes represented by the Institutional Accredited Investor Global Note may be transferred (i) to a QIB who takes delivery in the form of a beneficial interest in the Notes represented by the 144A Global Note only upon receipt by the Trustee of a written certification (a "Rule 144A Transfer Certificate") to the effect that such transfer is being made to a person whom the transferor reasonably believes is purchasing for its own account or accounts as to which it exercises sole investment discretion and that such person and each such account is a QIB within the meaning of Rule 144A, in each case in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction, (ii) to a Non-U.S. Person who takes delivery in the form of a beneficial interest in the Notes represented by the Regulation S Global Note, only upon receipt by the Trustee of a Regulation S Transfer Certificate, or
(iii) to another Institutional Accredited Investor who takes delivery in the form of a beneficial interest in the Notes represented by the Institutional Accredited Investor Global Note.

    Any beneficial interest in Notes represented by any of the Global Notes that is transferred to a person who takes delivery in the form of a beneficial interest in Notes represented by another Global Note will, upon transfer, cease to be a beneficial interest in Notes represented by such former Global Note and become a beneficial interest in Notes represented by the latter Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in Notes represented by such latter Global Note for as long as it retains such an interest.

    No person other than a QIB may own a beneficial interest in the 144A Global Note. Holders may hold their interest in their respective Global Note directly through DTC if such Holders are participants in DTC or indirectly through organizations that are participants in DTC (the "Participants"). Holders who are not Participants may beneficially own interests in their respective Global Note held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Owners of beneficial interests in the Global Notes will be entitled to have certificates registered in their names and to receive physical delivery of certificates in definitive form (a "Definitive Note").

    Non-U.S. Persons may hold their interests in Notes represented by the Regulation S Global Note through Cedel or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Investors may also hold such beneficial interests through organizations other than Euroclear and Cedel that are participants in the DTC system. Cedel and Euroclear will hold interests in the Notes represented by the Regulation S Global Note on behalf of their participants through customers' securities accounts in Cedel's or Euroclear's respective names on the books of their respective depositories, which in turn will hold such interests in Notes represented by the Regulation S Global Note in customers' securities accounts in the depositories' names on the books of DTC. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfer between DTC, on the one hand, and directly or indirectly through Euroclear or Cedel participants, on the other, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterpart in such system in accordance with its rules and procedures and within its established deadline (Brussels' time). Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf of delivering or receiving beneficial interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedel participants and participants in Euroclear may not deliver instructions directly to the depositories for Cedel or Euroclear.

    Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing a beneficial interest in a Global Note from a DTC Participant will be credited during the securities settlement processing day immediately following the DTC settlement date and such credit of any transactions in beneficial interests in such Global Note settled during such processing will be reported to the relevant Euroclear or Cedel participant on such business day. Cash received in Euroclear or Cedel as a result of sales of beneficial interests in a Global Note by or through a Euroclear or Cedel participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Cedel cash account only as of the business day following settlement in DTC.

    QIBs may hold their interests in the 144A Global Notes directly through DTC if such Holder is a Participant, or indirectly through organizations which are Participants. Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same day funds. Holders of beneficial interests in the Regulation S Global Notes (a "Regulation S Holder") may hold their interests in the Regulation S Global Notes directly through Cedel or Euroclear, or indirectly through organizations that are participants in Cedel or Euroclear. Cedel and Euroclear will hold interests in the Regulation S Global Notes on behalf of their participants through their respective depositaries at DTC. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Notes to such persons may be limited.

    The Holders of Notes who are not Participants may beneficially own interests in the Global Notes held by DTC only through Participants or Indirect Participants. So long as Cede, as the nominee of DTC, is the registered owner of the Global Notes, Cede for all purposes will be considered the sole holder of the Global Notes.

    Payment of interest on the Redemption Price (upon redemption at the option of the Company) and the repurchase price (at the option of the Holder upon a Repurchase Event) of the Global Notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Notes, by wire transfer of immediately available funds. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company has been informed by DTC that, with respect to any payment of interest on the Redemption Price (upon redemption at the option of the Company) or the repurchase price (at the option of the Holder upon a Repurchase Event) of the Global Notes, and liquidated damages, if any, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Notes as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Notes held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

    Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Notes represented by the Global Notes to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

    Although DTC, Euroclear and Cedel have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Global Notes.

    DEFINITIVE NOTES. Notes sold to investors that so request will be issued in the form of a Definitive Note (which will initially bear the Securities Act Legend, as defined below) and such interest in the Notes will not be represented by the Global Notes. Furthermore, Definitive Notes may be issued in exchange for Notes represented by the Global Note if no successor depositary is appointed by the Company as set forth above. Any Definitive Note issued to a QIB or an Institutional Accredited Investor or to a Non-U.S. Person will bear the Securities Act Legend, except as provided below.

    Unless determined otherwise by the Company in accordance with applicable law, Definitive Notes issued upon transfer or exchange of beneficial interests in Notes represented by the 144A Global Note and the Institutional Accredited Investor Global Note will bear a legend setting forth transfer restrictions under the Securities Act. Unless determined otherwise by the Company in accordance with applicable law, Definitive Notes issued upon transfer or exchange of beneficial interests in Notes represented by the Regulation S Global Note will not bear the Securities Act Legend. Upon the transfer, exchange or replacement of Notes bearing the legend, or upon specific request for removal of the Securities Act Legend on a Note, the Trustee shall make available for delivery only Notes that bear such legend, or shall refuse to remove such legend, as the case may be, unless there is delivered to the Company and the Trustee such satisfactory evidence, in the form of a Regulation S Transfer Certificate and an opinion of counsel, that neither the Securities Act Legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

    Any Holder desiring to exchange a legended Definitive Note for a beneficial interest in Notes represented by the Rule 144A Global Note must provide a certification that it is a QIB (a "Rule 144A Exchange Certificate"). Any Holder desiring to exchange a legended Definitive Note for a beneficial interest in Notes represented by a Regulation S Global Note must provide a certification that the Note was purchased in a transaction complying with Regulation S (a "Regulation S Exchange Certificate"). Any Holder desiring to exchange a legended Definitive Note for a beneficial interest in Notes represented by the Institutional Accredited Investor Global Note must provide a certification that it is an Institutional Accredited Investor (an "Institutional Accredited Investor Exchange Certificate").

    Any Holder desiring to transfer a legended Definitive Note to a transferee which takes delivery in the form of a beneficial interest in Notes represented by the 144A Global Note must provide a Rule 144A Transfer Certificate. Any Holder desiring to transfer a legended Definitive Note to a transferee which takes delivery in the form of a beneficial interest in Notes represented by the Regulation S Global Note must provide a Regulation S Transfer Certificate. Any Holder desiring to exchange a legended Definitive Note to a transferee which takes delivery in the form of a beneficial interest in Notes represented by the Institutional Accredited Investor Global Note must provide an Institutional Accredited Investor Transfer Certificate.

    Any Holder desiring to exchange an unlegended Definitive Note for, or transfer an unlegended Definitive Note to a transferee which takes delivery in the form of, a beneficial interest in Notes represented by a Global Note may do so without need for such certification.

    If a Holder desires to exchange an unlegended Definitive Note for, or transfer an unlegended Definitive Note to a transferee which takes delivery in the form of, a beneficial interest in Notes represented by a Global Note, the Trustee must receive a certificate, in the case of any exchange, in the form of a Rule 144A Exchange Certificate or an Institutional Accredited Investor Exchange Certificate, as applicable, or, in the case of a transfer, in the form of a Rule 144A Transfer Certificate or an Institutional Accredited Investor Exchange Certificate, as the case may be.

SAME DAY SETTLEMENT AND PAYMENT

    The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available same day funds to the accounts specified by the Holder of interests in such Global Note. With respect to Definitive Notes, the Company will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available same day funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Definitive Notes will also be settled in immediately available funds.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    Pursuant to the Shelf Registration Agreement, the Company has filed the Shelf Registration Statement to cover resales of Transfer Restricted Securities by the Holders thereof. The Company will be permitted to prohibit offers and sales of Transfer Restricted Securities pursuant to the Shelf Registration Statement under certain circumstances and subject to certain conditions (any period during which offers and sales are prohibited being referred to as a "Suspension Period"). "Transfer Restricted Securities" means each Note and any underlying share of Common Stock until the date on which such Note or underlying share of Common Stock has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement, the date on which such Note or underlying share of Common Stock is distributed to the public pursuant to Rule 144 under the Securities Act or the date on which such Note or share of Common Stock may be sold or transferred pursuant to Rule 144(k) (or any similar provisions then in force).

    Holders of the Transfer Restricted Securities will be required to deliver information to be used in connection with, and to be named as selling securityholders in, the Shelf Registration Statement in order to transfer their Transfer Restricted Securities pursuant to the Shelf Registration Statement. There can be no assurance that the Company will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the Holder's ability to sell such Transfer Restricted Securities or adversely affect the price at which such Transfer Restricted Securities can be sold.

    If the Shelf Registration Statement shall cease to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or useable for the offer and sale of Transfer Restricted Securities for a period of time (including any Suspension Period) which shall exceed 60 days in the aggregate in any 12-month period (such event , a "Registration Default"), then the Company is required to pay damages ("liquidated damages") to each Holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal to $.05 per week per $1,000 aggregate principal amount of the Notes, or, if applicable, an equivalent amount per week per share (subject to adjustment as set forth above) of Common Stock constituting Transfer Restricted Securities, held by such Holder. The amount of the liquidated damages will increase by an additional $.05 per week per $1,000 aggregate principal amount of Notes held by each Holder (or shares of Common Stock, as noted above) with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages of $.50 per week per $1,000 aggregate principal amount of the Notes (or shares of Common Stock, as noted above) held by each Holder. All accrued liquidated damages will be paid by the Company on each Interest

Payment Date in cash. Such payment will be made to Holders as set forth under "Same Day Settlement and Payment" above. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

    The Company shall cause the Shelf Registration Statement to be effective for a period of two years from the effective date thereof or such shorter period that will terminate when each of the Transfer Restricted Securities covered by the Shelf Registration Statement ceases to be a Transfer Restricted Security.

    The foregoing summary of certain provisions of the Shelf Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shelf Registration Agreement. Copies of the Shelf Registration Agreement are available from the Company upon request.

    The Company is required, to the extent it receives certain information from Holders after initial effectiveness of the Shelf Registration Statement, to file supplemental prospectuses within 20 business days of receiving such information unless the Company receives such information from Holders holding at least $2.0 million principal amount of Notes, in which case supplemental prospectuses will be filed within 10 business days of receiving such information. Holders who are not named in the Shelf Registration Statement or any such supplemental prospectus are not be permitted to sell or otherwise transfer the Notes held except in accordance with certain transfer restrictions set forth herein.

GOVERNING LAW

    The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

INFORMATION CONCERNING THE TRUSTEE

    U.S. Bank National Association is the Trustee under the Indenture. The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

    In case an Event of Default shall occur (and shall not be cured or waived in a timely manner), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

ABSENCE OF PUBLIC MARKET

    Prior to this offering, there has been no public market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the Holders to sell their Notes or at what price Holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. The Initial Purchasers have informed the Company that they intend to make a market in the Notes offered hereby; however, the Initial Purchasers are not obligated to do so and any such market making activity may be terminated at any time without notice to the Holders of the Notes. Prior to this offering, the Notes were designated for trading on the PORTAL Market. The Notes are not expected to remain eligible for trading on the PORTAL Market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes through any automated quotation system.

                          DESCRIPTION OF COMMON STOCK

    The Amended and Restated Articles of Incorporation, as amended, of the Company authorize the issuance by the Company through its Board of Directors of 45,000,000 shares of Common Stock, par value $.01 per share. Upon any liquidation or dissolution of the Company, the holders of Common Stock share ratably, in proportion to the number of shares held, in the assets available for distribution after payment of all prior claims. All outstanding shares of the Company's Common Stock are fully paid and nonassessable. As of December 28, 1997, there were 19,638,568 shares of Common Stock outstanding, held of record by approximately 1,013 shareholders.

    Holders of Common Stock have no preemptive rights and are entitled to one vote for each share held on each matter submitted to a vote of shareholders. Cumulative voting for the election of directors is not permitted. Generally, the affirmative vote of the holders of a majority of the outstanding shares of Company voting stock is necessary to authorize any agreement for consolidation, merger or sale or other disposition of all or substantially all of the Company's assets, unless such transactions involve a beneficial holder of 20% or more of the Company's voting stock or related parties. Generally, such transactions involving a beneficial holder of at least 20% of the voting stock of the Company, liquidations or dissolutions of the Company at the time that it has such a 20% or more beneficial shareholder, and certain other specified transactions involving such a substantial shareholder, whether or not they otherwise require a shareholder vote, require the affirmative vote of the holders of at least two-thirds of the outstanding shares of voting stock, unless first approved by not less than the greater of (a) two or (b) two-thirds of the directors (other than such 20% shareholder or related parties) who were members of the Board of Directors on May 15, 1983, or immediately prior to the time such shareholder became the beneficial owner of 20% or more of the Company's Common Stock. A two-thirds vote of the outstanding shares of the Company's voting stock is required to amend this special voting provision. Other amendments to the Company's Amended and Restated Articles of Incorporation require an affirmative vote of the holders of a majority of the shares entitled to vote that are present at a meeting of the shareholders.

    Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. However, as noted under "Dividend Policy," the Company presently intends to retain any earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future. Certain of the Company's financing agreements contain restrictive covenants which, among other things, impose limitations on the payment of dividends. See the Notes to Consolidated Financial Statements of the Company incorporated herein by reference to the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended September 28, 1997.

TRANSFER AGENT AND REGISTRAR

    Norwest Bank Minnesota, N.A., is the Transfer Agent and Registrar for the Common Stock of the Company.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of certain material United States federal income tax consequences to holders of the Notes and Common Stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not successfully challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding Notes or Common Stock.

    This discussion does not deal with all aspects of United States federal income taxation that may be important to holders of the Notes or shares of Common Stock and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is for general information only, and does not purport to address all tax consequences that may be important to a particular holder in light of their personal circumstances (such as holders subject to the alternative minimum tax provisions of the Code), or to certain types of purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the Notes or Common Stock in connection with a straddle or hedge, a conversion transaction or other integrated transactions) that may be subject to special rules. This discussion is limited to holders who hold the Notes and the shares of Common Stock received upon conversion thereof as capital assets.

    For the purpose of this discussion, a "Non-U.S. Holder" refers to any holder who is not a United States person. The term "United States person" or "U.S. Holder" means a citizen or resident (as defined in Section 7701(a) of the Code) of the United States, a corporation or partnership created or organized in the United States or any state thereof, an estate, the income of which is subject to U.S. federal income tax regardless of its source and, in general, a trust, if
(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

    PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFERING, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

OWNERSHIP OF THE NOTES

    INTEREST ON NOTES. Interest on Notes generally will be taxable to a holder as ordinary interest income at the time such interest is paid or accrued, in accordance with the holder's method of tax accounting. The Company expects that the Notes will not be issued with original issue discount ("OID") within the meaning of the Code.

    The Company intends to take the position that the liquidated damages, if and when paid, will be taxable to a U.S. Holder as ordinary income in accordance with such U.S. Holder's method of tax accounting. The IRS, however, may take a different position, which could affect both a U.S. Holder's income and the timing of the Company's deduction with respect to such liquidated damages.

    MARKET DISCOUNT AND BOND PREMIUM. If a U.S. Holder acquires a Note subsequent to its original issuance and if the face amount of the Note exceeds the U.S. Holder's tax basis by more than a specified DE MINIMIS amount, the U.S. Holder generally will be treated as having acquired the Note at a market discount equal to such excess. Gain on disposition of a Note purchased with market discount generally will be treated as ordinary income to the extent such gain does not exceed the accrued market discount on the Note. In addition, a U.S. Holder of a Note purchased with market discount may be required to defer a portion of its interest deductions attributable to any indebtedness incurred or continued to purchase or carry the Note. Generally, the amount of accrued market discount is determined using a straight-line method. However, a U.S. Holder may elect to accrue such market discount on a constant yield method, in which case neither the rule regarding the recharacterization of income as ordinary upon disposition nor the interest deferral rule will apply to such U.S. Holder.

    If a U.S. Holder acquires a Note subsequent to its original issuance and if the face amount of the Note is less than the U.S. Holder's tax basis, the U.S. Holder generally will be treated as having acquired the Note with bond premium equal to such excess. Such a U.S. Holder may elect to amortize such bond premium as an offset to interest income under a constant-yield method over the life of the Note, in which case the U.S. Holder's tax basis in the Note would be reduced by the amount of the amortized bond premium.

    All U.S. Holders who acquire a Note with either market discount or bond premium should consult their tax advisers regarding the tax consequences of holding such Note and the consequences of the various elections available to such U.S. Holders.

    CONSTRUCTIVE DIVIDEND. Certain corporate transactions, such as distributions of assets to holders of Common Stock, may cause a deemed distribution to the holders of the Notes if the conversion price or conversion ratio of the Notes is adjusted to reflect such corporate transaction. Such deemed distributions, if any, will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed under "Distribution on Shares of Common Stock" below.

    SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK. In general, a U.S. Holder of Notes will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Notes measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest not previously included in income) and the holder's adjusted tax basis in the Notes. A U.S. Holder's tax basis in Notes generally will equal the cost of the Notes to the holder. In general, each U.S. Holder of Common Stock into which the Notes have been converted will recognize gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock under rules similar to those applicable to the Notes. For the basis and holding period of shares of Common Stock, see "Conversion of Notes" below. Special rules may apply to redemptions of the Common Stock which may result in the amount paid being treated as a dividend. The gain or loss on the disposition of the Notes or shares of Common Stock will be capital gain or loss and will be long-term capital gain or loss if the Notes or shares of Common Stock have been held for more than one year at the time of such disposition. Legislation enacted in 1997 reduces to 20% the maximum rate of tax on long-term capital gains on most capital assets held by an individual for more than 18 months. Gain on most capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%. Holders are urged to consult their own tax advisors regarding the legislation.

    U.S. Holders should be aware that the resale of the Notes may be affected by the "market discount" rules of the Code under which a purchaser of a Note acquiring the Note at a market discount generally would be required to include as ordinary income a portion of the gain realized upon the disposition or retirement of such Note, to the extent of the market discount that has accrued but has not been included in income while the debt instrument was held by such purchaser.

    CONVERSION OF NOTES. A U.S. Holder of Notes will not recognize gain or loss on the conversion of Notes into shares of Common Stock except to the extent the Common Stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income) or with respect to cash received in lieu of a fractional share of Common Stock. The U.S. Holder's tax basis in the shares of Common Stock received upon conversion of the Notes will be equal to the holder's aggregate basis in the Notes exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share). The holding period of the shares of Common Stock received by the U.S. Holder upon conversion of Notes will generally include the period during which the holder held the Notes prior to the conversion.

    Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares.

    DISTRIBUTION ON SHARES OF COMMON STOCK. Distributions, if any, on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to holders that are United States corporations may qualify for the dividends-received deduction.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO NON-U.S. HOLDERS

    INTEREST ON NOTES. Generally, interest paid on the Notes to a Non-U.S. Holder will not be subject to United States federal income tax pursuant to the "portfolio interest exemption" if: (i) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder; (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of stock of the Company entitled to vote; (iii) the Non-U.S. Holder is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code; (iv) the Non-U.S. Holder is not a bank extending credit pursuant to a loan agreement entered into in the normal course of business; and (v) the beneficial owner, under penalties of perjury, certifies that the beneficial owner is not a United States person and provides the beneficial owner's name and address. The information required under clause (v) above may be provided by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. For purposes of clause (ii) above, a Non-U.S. Holder of Notes is deemed to own the Common Stock into which such Notes may be converted. A Non-U.S. Holder that is not exempt from tax under these rules generally will be subject to United States federal income tax withholding at a rate of 30% (or lower applicable treaty rate); provided, however, that interest effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders under certain circumstances, may also be subject to the branch profits tax) and will not be subject to a 30% withholding tax if certain certification requirements are met as discussed below. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules. To claim the benefit of a tax treaty or to claim the exemption from withholding for effectively connected income, a Non-U.S. Holder must provide a properly executed Form 1001 or 4224, as applicable, prior to the payment of interest. Under recently issued Treasury Regulations, these forms will be replaced after 1998 by Form W-8, subject to certain transition rules. Special rules are provided in the Treasury Regulations for payments through qualified intermediaries.

    SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition of the Notes or shares of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or disposition and either has a "tax home" (as defined for United States federal income tax purposes) in the United States or an office or other fixed place of business in the United States to which the sale or disposition is attributable,
(iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates, or (iv) in the case of the disposition of Common Stock, the Company is a United States real property holding corporation. The Company believes that it has not been, and does not expect to become, a United States real property holding corporation. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

    CONVERSION OF NOTES. A Non-U.S. Holder generally will not be subject to United States federal income tax on the conversion of Notes into shares of Common Stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a Note or Common Stock. Cash or Common Stock treated as or issued for accrued interest will be treated as interest under the rules described above.

    DISTRIBUTION ON SHARES OF COMMON STOCK. Generally, any dividend on shares of Common Stock to a Non-U.S. Holder will be subject to United States federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders, and under certain circumstances, the branch profits tax) provided certain certification requirements are met. Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. Currently, dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding rules and for determining the applicability of a tax treaty rate. Under recently issued Treasury Regulations, effective after 1998, a Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim a reduction or of exemption from withholding under the foregoing rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    U.S. HOLDERS. Information reporting will apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the Notes or shares of Common Stock made by the Company with respect to certain noncorporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. The Company may nevertheless institute backup withholding with respect to a holder for payments made on the Notes if instructed to do so by the IRS. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax, providing that the required information is provided to the IRS.

    NON-U.S. HOLDERS. The Company must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

    Currently, backup withholding and information reporting will not apply to payments of principal on the Notes by the Company to a Non-U.S. Holder if the holder certifies as to its non-United States person status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its Paying Agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied).

    The payment of the proceeds on the disposition of Notes or shares of Common Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of Notes or shares of Common Stock to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a United States trade or business, information reporting requirements will apply unless such broker has documentary evidence in its files of the owner's Non-U.S. Holder status and has no actual knowledge to the contrary or unless the owner otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds from such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

DEDUCTIBILITY OF INTEREST TO THE COMPANY

    Under recent tax legislation, interest on debt "payable in equity" of the issuer or certain related parties is not deductible by the issuer. For this purpose, debt payable in equity includes (i) an obligation which is part of an arrangement designed to result in payment of the obligation with or by reference to equity of the issuer or certain related parties as well as (ii) certain obligations convertible at the option of the holder where the holder is substantially certain to convert. Legislative history provides, among other things, that the new legislation is not expected to affect convertible debt with a conversion price significantly higher than the market price for the stock to be received upon conversion on the date of issuance of the debt. Because the conversion price for the Common Stock to be received upon conversion of the Notes will exceed the market price for the Common Stock on the date of issuance of the Notes, the Company intends to take the position that the interest on the Notes is deductible to the Company.

    THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF A NOTE AND OF COMMON STOCK INTO WHICH A NOTE MAY BE CONVERTED (INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS).

                                SELLING HOLDERS

    The Notes were initially issued and sold pursuant to a Purchase Agreement, dated March 12, 1998, among the Company and the Initial Purchasers (the "Purchase Agreement"). The Notes were acquired from the Initial Purchasers by the Selling Holders in compliance with Rule 144A, Regulation D or Regulation S under the Securities Act, or in other permitted resale transactions from holders who acquired such Notes from the Initial Purchasers or their successors in further permitted resale transactions exempt from registration under the Securities Act. The Company agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities under the Securities Act that may arise in connection with the sale of the Notes by the Initial Purchasers.

    Except as otherwise indicated, the table below sets forth certain information as of May 4, 1998 with respect to the Notes and the Common Stock issuable upon conversion thereof. The term "Selling Holders" includes the beneficial owners of such Notes and Common Stock listed below and their respective transferees, pledgees, donees or their successors. To the knowledge of the Company and based on certain representations made by the Selling Holders, other than as a result of the ownership of the Notes and Common Stock listed below, none of the Selling Holders (other than NationsBanc Montgomery Securities
LLC) has had any material relationship with the Company or any of its affiliates within the past three years. NationsBanc Montgomery Securities LLC has engaged in transactions with and performed various investment banking and other services for the Company in the past and may do so from time to time in the future.

                                                                                             NUMBER OF SHARES OF
                                                                            AGGREGATE           COMMON STOCK
                                                                         PRINCIPAL AMOUNT       ISSUABLE UPON
                                                                        OF NOTES OWNED AND   CONVERSION OF NOTES
NAME OF SELLING HOLDER                                                   THAT MAY BE SOLD    THAT MAY BE SOLD(1)
----------------------------------------------------------------------  ------------------  ---------------------
Alexandra Global Investment Fund 1, Ltd...............................    $    4,725,000             166,666
Alta Partners Holdings, LDC...........................................         2,500,000              88,183
American Airlines Master Fixed Benefit Pension Trust..................           120,000               4,232
American Airlines Master Pilots' Variable Annuity Trust...............           340,000              11,992
AMR Investment Services:
  Balanced Portfolio..................................................           120,000               4,232
AMR Investment Services:
  Growth and Income Portfolio.........................................           280,000               9,876
Argent Classic Convertible Arbitrage Fund L.P.........................         1,750,000              61,728
Argent Classic Convertible Arbitrage Fund (Bermuda) L.P...............         8,250,000             291,005
CFW-C, L.P............................................................         5,000,000(2)          176,366
Deutsche Bank A.G.....................................................        10,200,000             359,788
Fidelity Financial Trust: Fidelity Convertible Securities Fund(3).....        10,750,000             379,188
Goldman, Sachs Small Cap Value Fund...................................         1,802,000              63,562
Hotchkis and Wiley Small Cap Fund.....................................         1,380,000              48,677
HSBC Securities, Inc..................................................         3,000,000             105,820
J. P. Morgan & Co. Inc................................................         8,500,000             299,823
The Kaufmann Fund, Inc................................................        30,000,000           1,058,201
Mainstay Convertible Fund.............................................         2,000,000              70,546
McMahan Securities Company, L.P.......................................           100,000               3,527
New York Life Insurance Company.......................................         5,000,000             176,366
The Northwestern Mutual Life Insurance Company........................         7,500,000(4)          264,550
Oddo USA Small Cap....................................................            80,000               2,821
Protective Life Small Cap Equity Fund.................................           198,000               6,984
Putnam Capital Appreciation Fund......................................         2,000,000              70,546
Schneider Capital Management Corp.....................................         1,500,000              52,910
Southern Nevada Culinary and Bartenders Pension Trust Fund............           430,000              15,167
Teachers Retirement System of the State of Illinois...................           250,000               8,818
                                                                        ------------------        ----------
  TOTAL...............................................................    $  107,775,000           3,801,574
                                                                        ------------------        ----------
                                                                        ------------------        ----------

------------------------

(1) Includes only full shares of Common Stock issuable upon conversion of the Notes based on an initial conversion price of $28.35 per share (initially equivalent to a conversion price of 35,273 shares per

                                        (FOOTNOTES CONTINUED ON FOLLOWING PAGE.)

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE.)

   $1,000 principal amount of Notes). A cash payment will be made in lieu of any fractional interest upon conversion.

(2) The holdings of this entity are as of May 8, 1998.

(3) The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to the Fidelity entity identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation.

(4) Includes $500,000 in principal amount held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account.

    The preceding table has been prepared based on information furnished to the Company by or on behalf of the Selling Holders. With respect to each Selling Holder, the principal amount set forth may have increased or decreased since the information was furnished, and there may be additional Selling Holders of which the Company is unaware.

    In view of the fact that Selling Holders may offer all or a portion of the Notes or shares of Common Stock held by them pursuant to this offering, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Notes or the number of shares of Common Stock that will be held by the Selling Holders after completion of this offering. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided information regarding their Notes in transactions exempt from registration under the Securities Act.

    Information concerning the Selling Holders may change from time to time and any such changed information that the Company becomes aware of will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and the number of shares of Common Stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes, and the number of shares of Common Stock issuable upon conversion thereof, offered hereby may increase or decrease. As of the date this prospectus, the aggregate principal amount of Notes outstanding is $150,000,000.

                              PLAN OF DISTRIBUTION

    The Notes, and the Common Stock issuable upon conversion of the Notes, offered hereby may be sold from time to time by the Selling Holders to purchasers directly by any of the Selling Holders in one or more transactions at market prices prevailing at the time of sale, at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

    Any of the Selling Holders may from time to time offer the Notes, or the Common Stock issuable upon conversion of the Notes, beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Holders and the purchasers of the Notes, or the Common Stock issuable upon conversion of the Notes, for whom they may act as agent (which discounts, commissions or concessions as to particular underwriters, dealers or agents may be in excess of those customary in the types of transactions involved). Each Selling Holder will be responsible for payment of discounts and commissions of underwriters, dealers or agents. The aggregate proceeds to the Selling Holders from the sale of the Notes, or the Common Stock issuable upon conversion of the Notes, offered by them hereby will be the purchase price of such Notes, or Common Stock issuable upon conversion of the Notes, less discounts and commissions, if any. Each of the Selling Holders reserves the right to accept and, together with their agents from time to time to reject, in whole or in part, any proposed purchase of Notes, or Common Stock issuable upon conversion of the Notes, to be made directly or through agents. The Company will not receive any of the proceeds from the sale of the Notes, or Common Stock issuable upon conversion of the Notes, by the Selling Holders. Alternatively, the Selling Holders may sell all or a portion of the Notes, and the Common Stock issuable upon conversion of the Notes, beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed, or in the over-the-counter market, on terms to be determined at the times of such sales. The Selling Holders also may make private sales directly or through a broker or brokers.

    The Company's outstanding Common Stock is listed for trading on the Nasdaq National Market. Prior to this offering, the Notes were designated for trading on the PORTAL Market. The Notes are not expected to remain eligible for trading on the PORTAL Market. The Company does not intend to list the Notes for trading on any national securities exchange or for quotation through any automated quotation system. Accordingly, no assurance can be given as to the development of any trading market for the Notes. See "Risk Factors--Absence of Public Market" and "--Volatility of Notes and Stock Price."

    In order to comply with the securities laws of certain states, if applicable, the Notes, and Common Stock issuable upon conversion of the Notes, may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes, and Common Stock issuable upon conversion of the Notes, may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification requirements is available and is complied with.

    The Selling Holders and any underwriters, dealers or agents that participate in the distribution of the Notes, and Common Stock issuable upon conversion of the Notes, offered hereby may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares of Common Stock by them might be deemed to be underwriting discounts and commissions under the Securities Act.

    In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Holders and any underwriters, dealers or agents regarding the sale of Notes, or Common Stock issuable upon conversion of the Notes, by the Selling Holders. There is no assurance that any Selling Holder will sell any or all of the Notes, or Common Stock issuable upon conversion of the Notes, described herein, and any Selling Holder may transfer, devise or gift such securities by other means not described herein.

    To the extent required, the specific Notes, or Common Stock issuable upon conversion of the Notes, to be sold, the names of the Selling Holders, the respective purchase prices and public offering prices, the names of any underwriter, dealer or agent, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Shelf Registration Statement, of which this prospectus is a part. The Company entered into the Shelf Registration Agreement for the benefit of holders of the Notes to register their Notes, and Common Stock issuable upon conversion of the Notes, under applicable federal and state securities laws under certain circumstances and at certain times. The Shelf Registration Agreement provides for cross-indemnification of the Selling Holders and the Company and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the Notes, and the Common Stock issuable upon conversion of the Notes, including liabilities under the Securities Act, and to contribute to payments the parties may be required to make in respect thereof.

    The Company has agreed to pay substantially all of the expenses incurred by the Selling Holders and the Company incident to the registration, offering and sale of the Notes, and Common Stock issuable upon conversion of the Notes, excluding any underwriting discounts or commissions.

    The Selling Holders and any other person participating in distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the Notes, and Common Stock issuable upon conversion of the Notes, by the Selling Holders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the Notes, and Common Stock issuable upon conversion of the Notes, may not simultaneously engage in market-making activities with respect to the particular Notes, and Common Stock issuable upon conversion of the Notes, being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Notes, and Common Stock issuable upon conversion of the Notes, and the ability of any person or entity to engage in market-making activities with respect to the Notes, and Common Stock issuable upon conversion of the Notes.

    The Initial Purchasers have advised the Company that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Initial Purchasers are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Initial Purchasers.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby and the validity of the Common Stock issuable upon conversion of the Notes will be passed upon by Faegre & Benson LLP, Minneapolis, Minnesota.

                                    EXPERTS

    The audited financial statements incorporated by reference in this Shelf Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated October 29, 1997 with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the Public Reference Section of the Commission's office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661). Copies of such reports and information may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Website that contains reports, proxy statements and other information filed by the Company at (http://www.sec.gov). Such reports and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20549.

    The Company has agreed that, if at any time while the Notes, or the Common Stock issuable upon conversion of the Notes, are restricted securities within the meaning of the Securities Act or the Company is not subject to the informational requirements of the Exchange Act, the Company will furnish to Holders of such Notes and Common Stock and to prospective purchasers designated by such Holders the information described under "Description of Notes--Reports" to permit compliance with Rule 144A in connection with resales of such Notes and Common Stock.

                             ADDITIONAL INFORMATION

    A registration statement on Form S-3 with respect to the Notes, and the Common Stock issuable upon conversion of the Notes, offered hereby (together with all amendments, exhibits and schedules thereto, the "Shelf Registration Statement") has been filed with the Commission under the Securities Act. This prospectus does not contain all of the information contained in the Shelf Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Notes, and the Common Stock issuable upon conversion of the Notes, offered hereby, reference is made to the Shelf Registration Statement. Statements contained in this prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Shelf Registration Statement. The Shelf Registration Statement may be inspected without charge at the Commission's principal office in Washington D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed by the Company with the Commission under the Exchange Act, are incorporated in this prospectus by reference:

        (a) The Company's Annual Report on Form 10-K, as amended, for the fiscal year ended September 28, 1997 (which incorporates by reference certain portions of the Company's 1997 Annual Report to Shareholders, including financial statements and accompanying information, and certain portions of the Company's definitive notice and proxy statement for the Company's 1998 Annual Meeting of Shareholders);

        (b) The Company's Quarterly Report on Form 10-Q, as amended, for the thirteen weeks ended December 28, 1997;

        (c) The Company's Current Report on Form 8-K dated February 27, 1998;

        (d) The Company's Current Report on Form 8-K dated March 18, 1998;

        (e) The Company's Current Report on Form 8-K dated April 21, 1998; and

        (f) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on June 9, 1986.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the Notes, and the Common Stock issuable upon conversion of the Notes, offered hereby shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The Company will provide without charge to each person to whom this prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Mr. John A. Ingleman, Secretary, Hutchinson Technology Incorporated, 40 West Highland Park, Hutchinson, Minnesota 55350. Telephone requests may be directed to Mr. Ingleman at (320) 587-3797.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES TO ANYONE OR BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS
                            ------------------------

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY........................................................    1
RISK FACTORS..............................................................    7
USE OF PROCEEDS...........................................................   16
CAPITALIZATION............................................................   16
DIVIDEND POLICY...........................................................   17
PRICE RANGE OF COMMON STOCK...............................................   17
SELECTED CONSOLIDATED FINANCIAL DATA......................................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
  FINANCIAL CONDITION.....................................................   19
BUSINESS..................................................................   26
MANAGEMENT................................................................   37
DESCRIPTION OF CERTAIN INDEBTEDNESS AND OTHER FINANCING AGREEMENTS........   39
DESCRIPTION OF NOTES......................................................   43
DESCRIPTION OF COMMON STOCK...............................................   60
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.....................   61
SELLING HOLDERS...........................................................   66
PLAN OF DISTRIBUTION......................................................   67
LEGAL MATTERS.............................................................   70
EXPERTS...................................................................   70
AVAILABLE INFORMATION.....................................................   70
ADDITIONAL INFORMATION....................................................   70
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   71

                                  $150,000,000

                                     [LOGO]

                                 6% CONVERTIBLE
                               SUBORDINATED NOTES
                                    DUE 2005

                              -------------------

                                   PROSPECTUS

                              -------------------

                                  MAY 8, 1998

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